Execution Version

AGREEMENT AND PLAN OF MERGER

By and Among

KRISPY KREME DOUGHNUTS, INC.

COTTON PARENT, INC.,

COTTON MERGER SUB INC.

And

JAB HOLDINGS B.V.

Dated as of May 8, 2016

4.19	Suppliers and Customers	29
4.20	Affiliate Transactions	29
4.21	Takeover Statutes; Other Restrictions	30
4.22	Opinion of Financial Advisor	30
4.23	Brokers and Finders	30

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

5.1	Organization, Good Standing and Qualification	31
5.2	Authority	31
5.3	Governmental Filings; No Violations; Etc	31
5.4	Financing	32
5.5	Litigation	33
5.6	Merger Sub	33
5.7	Information Supplied	33
5.8	Brokers and Finders	34
5.9	Solvency	34
5.10	Ownership of Shares	34

ARTICLE VI COVENANTS

6.1	Reasonable Best Efforts to Complete	35
6.2	Interim Operations	35
6.3	Acquisition Proposals	40
6.4	Proxy Statement; Shareholders Meeting	44
6.5	Filings; Other Actions; Notification	46
6.6	Access and Reports	48
6.7	Stock Exchange Delisting	48
6.8	Publicity; Communications	48
6.9	Financing	49
6.10	Credit Agreement	51
6.11	Expenses	51
6.12	Indemnification; Directors’ and Officers’ Insurance	51
6.13	Takeover Statutes	52
6.14	Shareholder Litigation	52
6.15	Notification	53
6.16	Section 16 Matters	53
6.17	Employee Benefits	53

ARTICLE VII CONDITIONS TO THE MERGER

7.1	Conditions to Each Party’s Obligation to Effect the Merger	55
7.2	Additional Conditions to the Obligations of Parent and Merger Sub	55
7.3	Additional Conditions to the Obligations of the Company	56

ARTICLE VIII TERMINATION

8.1	Termination by Mutual Consent	57

ii

8.2	Termination by Either Parent or the Company	57
8.3	Termination by the Company	57
8.4	Termination by Parent	58
8.5	Effect of Termination and Abandonment	58

ARTICLE IX MISCELLANEOUS AND GENERAL

9.1	Non-Survival of Representations, Warranties, Covenants and Agreements	60
9.2	Modification or Amendment	60
9.3	Waiver	60
9.4	Counterparts	61
9.5	Governing Law and Venue; Waiver of Jury Trial; Specific Performance	61
9.6	Notices	62
9.7	Entire Agreement	64
9.8	No Third Party Beneficiaries	64
9.9	Obligations of Parent and of the Company	65
9.10	Definitions	65
9.11	Severability	65
9.12	Interpretation; Construction	65
9.13	Assignment	66
9.14	Non-Recourse	66
9.15	HoldCo Obligation	67

ANNEX A

DEFINED TERMS		A-1

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of May 8, 2016, by and among Krispy Kreme Doughnuts, Inc., a North Carolina corporation (the “Company”), Cotton Parent, Inc., a Delaware corporation (“Parent”), Cotton Merger Sub Inc., a North Carolina corporation and a wholly owned subsidiary of Parent (“Merger Sub,”), and JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands (the “HoldCo”), the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement and Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the respective boards of directors of each of Merger Sub, Parent and the Company have adopted, approved and declared advisable this Agreement (including the plan of merger (as such term is used in Section 55-11-01 of the North Carolina Business Corporation Act (the “NCBCA”)) (the “Plan of Merger”)) and the Merger upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company and any required committee thereof have unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its shareholders, (b) adopted, approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement, are fair to and in the best interests of the Company and its shareholders and (c) resolved to recommend that the shareholders of the Company approve the Merger and adopt this Agreement (such recommendation, the “Company Recommendation,” and clauses (a), (b), (c) together, the “Board Actions”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the NCBCA, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger under the NCBCA (sometimes hereinafter referred to as the “Surviving Corporation”).

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, at 9:00 A.M. (Eastern Time) on the third business day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied only at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or at such other time and date as the parties mutually agree in writing (the day on which the Closing takes place being the “Closing Date”).

1.3 Effective Time. Concurrently with the Closing, the Company and Parent will cause articles of merger (the “Articles of Merger”) to be filed with the Secretary of State of the State of North Carolina in such form as required by, and executed in accordance with, the relevant provisions of the NCBCA (the date and time of the filing of the Articles of Merger with the Secretary of State of the State of North Carolina, or such later time as is specified in the Articles of Merger and as is agreed to by the Company and Parent in writing, being the “Effective Time”).

ARTICLE II

ARTICLES OF INCORPORATION AND BYLAWS
OF THE SURVIVING CORPORATION; DIRECTORS AND OFFICERS OF THE
SURVIVING CORPORATION

2.1 Articles of Incorporation. At the Effective Time, the Restated Articles of Incorporation of the Company shall be amended in their entirety to read the same as the articles of incorporation of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Krispy Kreme Doughnuts, Inc.” and as so amended shall be the articles of incorporation of the Surviving Corporation (the “Charter”), until thereafter amended as provided therein or in accordance with applicable Law.

2.2 The Bylaws. At the Effective Time, the Amended and Restated Bylaws of the Company shall be amended in their entirety to read the same as the bylaws of Merger Sub immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or in accordance with applicable Law.

2.3 Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.4 Officers. The officers of the Company (other than such officers who Parent and the Company mutually determine shall not remain officers of the Surviving Corporation) immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK;
EXCHANGE OF CERTIFICATES

3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or Merger Sub:

(a) Merger Consideration. Each issued and outstanding share of the Company’s common stock (excluding for these purposes any Shares granted in the form of restricted Shares, which shall be treated pursuant to Section 3.3(b)), no par value (a “Share” or, collectively, the “Shares”) immediately prior to the Effective Time other than (i) Shares owned by Parent, Merger Sub or any other Affiliate (as used in this Agreement, the term “Affiliate” shall have the meanings provided in Rule 12b-2 under the Exchange Act) of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent and (ii) Shares owned by any direct or indirect wholly owned Subsidiary of the Company (each of such Shares described in clauses (i) and (ii), an “Excluded Share” and collectively, the “Excluded Shares”) shall be converted into the right to receive an amount in cash equal to $21.00 (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares (other than Excluded Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and thereafter any Shares represented by a certificate representing such Shares (a “Certificate”) or upon Merger Sub’s request or otherwise if the Company does not then have certificated Shares, the applicable number of uncertificated Shares represented by book-entry (the “Book-Entry Shares”) (in each case, other than Excluded Shares) shall represent only the right to receive the Per Share Merger Consideration. For purposes of this Agreement, the term “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

(b) Treatment of Excluded Shares. Each Excluded Share shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of the Excluded Share, cease to be outstanding and automatically be cancelled without payment of any consideration therefor, subject to any rights the holder thereof may have under Section 3.2.

(c) Merger Sub. At the Effective Time, each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, no par value, of the Surviving Corporation.

3.2 Exchange of Certificates.

(a) Paying Agent. At or immediately following the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent (which shall be a reputable bank or trust company) selected by Parent (the “Paying Agent”) for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 3.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.1(a) shall be promptly returned to Parent.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within five business days thereafter) the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (or, in the case of “street-holders,” deliver to the Depository Trust Company) immediately prior to the Effective Time (other than holders of Excluded Shares) (i) a letter of transmittal in customary form, reasonably acceptable to the parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) or Book-Entry Shares to the Paying Agent and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) or Book-Entry Shares in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.2(e)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate or Book-Entry Shares shall solely be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.2(e)) or Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check or wire (pursuant to instructions set forth in the letter of transmittal) for any cash to be exchanged upon due surrender of the Certificate or Book-Entry Shares may be issued to such transferee if the Certificate or Book-Entry Shares formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable. For purposes of this Agreement, the term “business day” shall have the meaning provided in Rule 14d-1(g)(3) under the Exchange Act.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer, such Certificates or Book-Entry Shares shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article III.

(d) Termination of Exchange Fund; No Liability. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for one (1) year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e) below) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount delivered to any Governmental Entity pursuant to and in compliance with applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount and upon such reasonable terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check or wire (pursuant to instructions set forth in the letter of transmittal) in the amount (after giving effect to any required Tax withholdings) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

(g) No Further Ownership Rights in Shares. The Per Share Merger Consideration paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or to such Book-Entry Shares.

3.3 Treatment of Stock Plans.

(a) Treatment of Options. At least five days prior to the Effective Time, the Company shall take all necessary action to accelerate the vesting of each outstanding option to purchase Shares under the Stock Plans (each, a “Company Option”), and provide each holder of a Company Option the opportunity to exercise such Company Option during such five-day period. At the Effective Time, each outstanding Company Option, vested or unvested, shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, but in no event later than fifteen Business Days following the Effective Time, from the Surviving Corporation an amount in cash equal to the product of (x) the total number of Shares subject to the Company Option times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment as provided in Section 3.2(f). In the event that the exercise price per Share under any Company Option, as adjusted, is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled as of the Effective Time without payment therefore and shall have no further force or effect.

(b) Treatment of Other Awards Under Stock Plans. At the Effective Time, each outstanding award of a right (other than awards of Company Options) entitling the holder thereof to receive or retain Shares or receive a cash payment equal to or based on the value of Shares, including any restricted stock units, issued under the Stock Plans (a “Share Unit”) that is outstanding or payable as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and converted automatically into the right to receive, as promptly as reasonably practicable following the Effective Time, but in no event later than fifteen Business Days following the Effective Time, from the Surviving Corporation, a cash payment equal to the product of (x) the number of Shares subject to such Share Unit and (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment as provided in Section 3.2(f); provided, that the number of Shares subject to each Share Unit that is subject to performance-based vesting shall be determined based on the level of achievement of such performance condition through the Closing measured, in a manner that is consistent with the Company’s past practice regarding the methodology for such measurement, or if greater, the target number of Shares subject to such Share Unit. At the Effective Time, each holder of a Share Unit shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration in accordance with this Section 3.3(b).

(c) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 3.3(a) and 3.3(b), provided, that the Company shall provide Parent with the opportunity to review and comment on any such resolutions or actions. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options or otherwise.

3.4 Adjustments to Prevent Dilution. In the event that, between the date of this Agreement and the Effective Time, the number of issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares changes as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Shares the same economic effect as contemplated by Article III of this Agreement prior to such change; provided that nothing in this Section 3.3(a) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) set forth in the corresponding sections or subsections of the disclosure schedule delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any section or subsection to which the relevance of such item is reasonably apparent on its face other than with respect to Section 4.6(a), which shall not be subject to or qualified by the information set forth in any other section or subsection of the Company Disclosure Schedule other than Section 4.6(a) thereof, whether by cross reference or otherwise) or (ii) other than with respect to Sections 4.1, 4.2(a), 4.2(b) (the first sentence thereof) and 4.3 and, as further limited by clause (B) below, 4.6(a)), (A) disclosed in the Company Reports filed with the Securities and Exchange Commission (the “SEC”) at least two business days prior to the date of this Agreement, the relevance of which disclosure is reasonably apparent in the Company Reports and (B) with respect to Section 4.6(a), only to the extent any such Company Report was filed since February 1, 2016 (excluding, in the case of this clause (ii), any disclosures set forth in any section entitled “Risk Factors” or “Cautionary Statement Relevant to Forward Looking Statements” or in any other section to the extent they are forward-looking statements or cautionary, nonspecific, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub that:

4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or licensing, except where the failure to be so organized, qualified, licensed or in good standing, or to have such power or authority, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s articles of incorporation and bylaws, each as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither the Company nor any of its Subsidiaries is in material violation of any provisions of its respective articles or certificate of organization (as applicable), bylaws or similar governing documents. Section 4.1 of the Company Disclosure Schedule contains a correct and complete list of the Company’s Subsidiaries and each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business.

As used in this Agreement, the term “Material Adverse Effect” means any effect, occurrence, change, state of facts, circumstance, event or development (each an “Effect”) that has a material adverse effect on (a) the financial condition, business or results of operations of the Company and its Subsidiaries taken as a whole provided, that no Effect resulting from or arising out of the following, in and of itself or themselves, shall constitute or be taken into account in determining whether there has been or would reasonably be expected to have a Material Adverse Effect: (A) Effects resulting from changes in the economy, political conditions or financial credit or securities markets generally in the United States or other countries in which the Company conducts material operations or sources material supplies or that are the result of acts of war or terrorism; (B) Effects resulting from changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate, including changes in raw material costs; (C) Effects resulting from changes in United States generally accepted accounting principles (“GAAP”) or rules and policies of the Public Company Accounting Oversight Board or changes in applicable Law or changes in interpretations of applicable Law; (D) Effects resulting from (i) any failure by the Company or its Subsidiaries to meet any internal or external projections, budgets, guidance, forecasts, estimates of revenues or earnings by the Company or its Subsidiaries or analysts or (ii) change in the market value or trading volume of Shares for any period ending on or after the date of this Agreement (it being understood that the underlying causes of any such failures or changes shall not be excluded by this clause (D)); (E) Effects directly resulting from entry into this Agreement, the public announcement or pendency of the Merger or the other transactions contemplated by this Agreement (including, for the avoidance of doubt, (i) any loss of revenue or earnings, or (ii) the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers or business partners, in each case solely to the extent resulting from such public announcement or pendency); (F) any Effect relating to fluctuations in the value of any currency; (G) any Effect relating to any action taken by the Company with Parent’s consent or contemplated expressly by this Agreement or any action not taken by the Company to the extent such action is expressly prohibited by this Agreement without the prior consent of Parent the Company has requested the consent of Parent to take such action and Parent has not consented to such action within five business days; and (H) the existence, occurrence, or continuation of any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; provided, further, that the exception in clause (D) shall not prevent or otherwise affect any Effect underlying such failure from being taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur; provided, further, that, with respect to clauses (A), (B), (C) and (H), Effects resulting from any change, event, circumstance or development that have had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries compared to other companies operating in the Company’s geographic markets in the segment of the industry in which the Company and its Subsidiaries operate shall be considered for purposes of determining whether a Material Adverse Effect has occurred or is reasonably likely to occur) or (b) the ability of the Company to consummate the transactions contemplated by this Agreement.

4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 310,000,000 shares comprising (i) 300,000,000 Shares and (ii) 10,000,000 shares of preferred stock, no par value (the “Preferred Shares”). As of the close of business on May 6, 2016, (i) 60,914,289 Shares are issued and outstanding, (ii) 1,866,753 Shares are reserved for issuance upon or otherwise deliverable in connection with the exercise of outstanding Company Options under the Company’s 2012 Stock Incentive Plan, the Company’s 2000 Stock Incentive Plan and the Company’s Phantom Equity Incentive Plan, to the extent applicable (collectively, the “Stock Plans”), (iii) an aggregate of 2,145,668 Shares were subject to or otherwise deliverable (including in the form of cash equal to or based on the value of Shares) in connection with outstanding Share Units issued pursuant to the Stock Plans, of which 17,043 were Share Units issued pursuant to the Company’s Phantom Equity Incentive Plan and (iv) no Preferred Shares were outstanding. Section 4.2(a) of the Company Disclosure Schedule contains a correct and complete list of outstanding Company Options and Share Units, as of the close of business on May 7, 2016, including the holder, date of grant, term, where applicable, number of Shares underlying such security and, where applicable, exercise price and vesting schedule. From the close of business on May 6, 2016 through the date of this Agreement, (A) the Company has not issued any new Company Options or Share Units and (B) other than with respect to Shares issued as a result of the exercise of Company Options or Share Units that were outstanding as of the close of business on May 6, 2016, the Company has not issued any new Shares or Preferred Shares. All of the issued and outstanding Shares are, and all Shares that may be issued pursuant to the exercise of the Company Options or settlement of the Share Units will be, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive or similar rights. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable, exchangeable or redeemable for securities having the right to vote (“Voting Debt”)) with the shareholders of the Company on any matter.

(b) Other than the Company Options and Share Units under the Stock Plans, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, redeem, acquire, or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights (or other economic or voting rights equivalent to an equity interest) are authorized, issued or outstanding. There are no shareholders agreements, voting trusts or other agreements or understandings relating to voting or disposition of any shares of capital stock or other securities of the Company or any of its Subsidiaries or granting to any Person or group of Persons the right to elect, or to designate or nominate for election, a member of the board of directors of the Company or any of its Subsidiaries. The Company is not party to any agreement granting registration rights to any Person.

(c) Section 4.2(c) of the Company Disclosure Schedule sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person (other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such Person). Each of the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries and each share of capital stock or other equity interests set forth on Section 4.2(c)(ii) of the Company Disclosure Schedule, are duly authorized, validly issued, fully paid and nonassessable and owned free and clear of any lien, charge, pledge, security interest, claim or other Encumbrance (each, a “Lien”).

(d) Each Company Option (i) was granted with an exercise price per Share equal to or greater than the fair market value of a Share on the effective date of such grant, and (ii) has a grant date identical to the grant date approved by the Company’s board of directors or compensation committee, which is either the date on which the Company Option was awarded or a later date specified by the Company’s board of directors or compensation committee.

(e) As of the date of this Agreement, (i) the Company and its Subsidiaries have no material indebtedness for borrowed money and (ii) there are no outstanding material letters of credit, bankers’ acceptance financing or similar instruments issued for the benefit of the Company or any of its Subsidiaries.

4.3 Corporate Authority and Approval. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby, including the Merger, other than in the case of the Merger (i) the affirmative vote of the holders of not less than a majority of all outstanding Shares entitled to vote pursuant to a vote at a special meeting of shareholders (the “Requisite Company Vote”) and (ii) the filing with the Secretary of State of the State of North Carolina of the Articles of Merger as required by the NCBCA. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”). The board of directors of the Company has duly and unanimously adopted resolutions, which have not subsequently been rescinded or modified in any way, adopting the Board Actions. The Requisite Company Vote is the only vote of any class or series of the Company’s share capital or other securities necessary to approve or adopt this Agreement and the transactions contemplated hereby, including the Merger.

4.4 Governmental Filings; No Violations; Certain Contracts.

(a) No notices, reports, filings consents, waivers, registrations, approvals, orders, permits or authorizations (each an “Approval”) are, as applicable required to be made or obtained by the Company from, any federal, state, local, multinational or foreign governmental, administrative or regulatory (including stock exchange) authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, other than (i) any Approvals required (A) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) under applicable requirements of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and the rules and regulations promulgated thereunder (including filing of the proxy statement, in definitive form relating to the Shareholders Meeting (such proxy statement or information statement, as amended or supplemented from time to time, the “Proxy Statement”)), (C) under applicable requirements of the New York Stock Exchange (“NYSE”) or (D) under applicable Antitrust Laws, (ii) the filing with the Secretary of State of the State of North Carolina of the Articles of Merger as required by the NCBCA and (iii) such other Approvals which the failure to make or obtain, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (ii) assuming that the Approvals referred to in Section 4.4(a) are duly obtained or made, with or without notice, lapse of time or both, a material breach or violation of, any Law to which the Company or any of its Subsidiaries is subject or (iii) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation or modification (or provide a right of termination, cancellation or modification) or default under, the payment of additional fees, the creation, change or acceleration of any rights or obligations under, any requirement to provide notice to, or require consent or approval from, the other party thereto, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries, in each case, pursuant to any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect.

4.5 Company Reports; Financial Statements; No Undisclosed Liabilities.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), since February 3, 2014 (the forms, statements, reports and documents filed or furnished since February 3, 2014 and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). No Subsidiary of the Company is required to file, or files, any form, report or other document with the SEC. Each of the Company Reports, as of the respective date of its filing or being furnished complied (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing) or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates of filing (and, in the case of any Company Report that is a registration statement, as of its effective date) (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE. Except as permitted by the Exchange Act, including Section 13(k)(2) and Section 13(k)(3) thereof or the rules of the SEC, since February 4, 2013, neither the Company nor any of its Affiliates has made, arranged or modified any extensions of credit in the form of a personal loan to any executive officer or director of the Company or any of their respective Affiliates.

(c) Neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, (i) any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act)), and including similar collaboration, participation or off-set arrangements or obligations, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reports or the Company Financial Statements, or (ii) any Contract relating to any transaction or relationship with, or ownership or other economic interest in, any variable interest entity.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Since February 4, 2013, such disclosure controls and procedures have been effective to ensure that information required to be disclosed by the Company in the reports that it is required to file or submit, or files or submits, under the Securities Act and the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Since February 4, 2013, such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Each of the consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) (the “Company Financial Statements”) (i) complies in all material respects with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act, (ii) has been prepared in accordance with GAAP applied, in all material respects, on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes thereto and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure) and (iii) fairly presents, or, in the case of any Company Financial Statements filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since January 30, 2012 was accompanied by the certificates required to be filed or submitted by the Company’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certificate, such certificate was true and accurate and complied in all material respects with the Sarbanes-Oxley Act.

(f) Since February 4, 2013 through the date of this Agreement, to the knowledge of the Company (i) neither the Company nor any of its Subsidiaries nor any director, officer, employee, auditor or accountant of the Company or any of its Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, that the Company or its Subsidiaries have engaged in illegal or fraudulent accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the board of directors of the Company or any committee thereof or to any director or officer of the Company any evidence of a material violation of United States federal securities Laws and the rules and regulations of the SEC promulgated thereunder breach of fiduciary duty or similar violation, relating to periods after February 4, 2013, by the Company or any of its officers, directors, employees or agents. As of the date of this Agreement, to the knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

(g) There are no outstanding or unresolved comments from any comment letters received by the Company from the SEC relating to any of the Company Reports. To the knowledge of the Company, none of the Company Reports is the subject of any ongoing review by the SEC.

(h) There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent required to be disclosed on a balance sheet prepared in accordance with GAAP, except for (i) liabilities or obligations disclosed and provided for in the balance sheets for the fiscal year ended January 31, 2016 or for the quarter ended April 30, 2016 subject to timing, (the “Balance Sheet Date”) that are included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred pursuant to the terms of this Agreement, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since February 1, 2016, (iv) liabilities for performance of obligations of the Company or any of its Subsidiaries under Contracts binding upon the Company or any of its Subsidiaries (other than resulting from any breach or acceleration thereof) provided or made available to Parent prior to the date of this Agreement, and (v) liabilities or obligations that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect.

4.6 Absence of Certain Changes. From February 1, 2016 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses or in order to effectuate the terms of this Agreement and there has not been:

(a) any change, state of facts, circumstance, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(c) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(d) (i) any material increase in the compensation or benefits payable or to become payable to officers of the Company or any of its Subsidiaries (except for increases in the ordinary course of business or the payment of accrued or earned but unpaid bonuses, including but not limited to newly hired employees, promotions or as required by applicable Law), (ii) any establishment, adoption or entry into any collective bargaining, material bonus, profit sharing, equity, thrift, compensation, employment, termination, change-in-control, severance or other plan, trust, fund or policy in each case maintained or sponsored by the Company or any Subsidiary for the benefit of any director, officer or non-officer employee (with the exception of any establishment, adoption, entry into or amendment of any compensation, employment, termination or severance plan or policy for non-officer employees), except to the extent required by applicable Law or in the ordinary course of business consistent with past practice or (iii) any material amendment of any Company Benefit Plan except as required by applicable Law and except with respect to any compensation, employment, termination or severance plan or policy for non-officer employees;

(e) any release, assignment, compromise, discharge, waiver, settlement or satisfaction of any Action or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) for an amount in excess of $250,000 or providing for any relief other than monetary relief;

(f) any material Tax election made or revoked by the Company or any of its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its Subsidiaries;

(g) any material change in tax accounting principles by the Company or any of its Subsidiaries, except insofar as may have been required by applicable Law; or

(h) any agreement to do any of the foregoing.

As used in this Agreement, the term “knowledge” when used in the phrases “to the knowledge of the Company,” “the Company’s knowledge,” “of which the Company has knowledge” or “the Company has no knowledge” shall mean the actual knowledge (assuming the Company’s disclosure controls and procedures and system of control over financial reporting have been complied with) of the individuals listed in Section 4.6(I) of the Company Disclosure Schedule, after such individual has made (or is deemed to have made) reasonable inquiry, it being understood and agreed that discussions with direct reports and a review of one’s files shall constitute reasonable inquiry.

4.7 Litigation. There are no civil, criminal or administrative actions, suits, claims, oppositions, disputes, litigations, objections, hearings, arbitrations, mediations, investigations, audit, complaint, charge, governmental inquiry or other proceedings, in each case, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel (“Actions”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any officer, director or employee of the Company or any of its Subsidiaries in such capacity before any Governmental Entity, which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, Order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

4.8 Employee Benefits.

(a) Section 4.8(a) of the Company Disclosure Schedule contains a true and complete list of each material Company Benefit Plan. The term “Company Benefit Plans” means each compensation and/or benefit plan, program, policy, practice, contract, agreement or other arrangement (whether or not such plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, stock appreciation rights, stock-based rights, medical, profit sharing, insurance, retirement, supplemental retirement, severance, retention, termination, employment, change-of-control or fringe benefit plan, program or agreement, other than any plan to which the Company or any Subsidiary contributes (or has an obligation to contribute) pursuant to applicable Law and that is sponsored or maintained by a Governmental Entity, whether or not in writing and whether or not funded, in each case that is sponsored, maintained or contributed to by the Company or any Subsidiary for the benefit of the current or former employees, directors, consultants or independent contractors of the Company or any Subsidiary or with respect to which the Company has any actual or contingent liability. With respect to each Company Benefit Plan listed on Section 4.8(a) of the Company Disclosure Schedule, the Company has made available to Parent a true and complete copy thereof and, only if applicable: (i) each trust or other funding arrangement; (ii) each summary plan description and summary of material modifications; (iii) the most recently filed annual report on the IRS Form 5500; (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto; and (v) the most recently received IRS determination letter (or opinion or advisory letter, if applicable).

(b) Except for such matters that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect:

(i) Each Company Benefit Plan has been operated and administered accordance with its terms and applicable Laws, including but not limited to ERISA and the Code;

(ii) With respect to each Company Benefit Plan intended to be “qualified” within the meaning of section 401(a) of the Code, (A) each such Company Benefit Plan has received a favorable determination letter (or opinion or advisory letter, if applicable) from the Internal Revenue Service (“IRS”) with respect to its qualification, (B) the trusts maintained thereunder are intended to be exempt from taxation under section 501(a) of the Code, and (C) to the knowledge of the Company, no event has occurred that could reasonably be expected to result in disqualification or adversely affect such exemption; and

(iii) No liability under Title IV or section 302 of ERISA has been incurred by the Company or any trade or business, whether or not incorporated, that together with the Company would be deemed a single employer within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”) that has not been satisfied in full, and no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring any such liability, other than any liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(c) No Company Benefit Plan (including for this purpose, any employee pension benefit plan described in ERISA section 3(2) that the Company, any Subsidiary or any ERISA Affiliate maintained, sponsored or contributed to within the six-year period preceding the date hereof) is (i) a plan subject to Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), or (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code).

(d) To the knowledge of the Company, there are no Actions pending or threatened against the Company or any of its Subsidiaries with respect to any Company Benefit Plan, by or on behalf of any employee, former employee or beneficiary covered under any such Company Benefit Plan (other than routine claims for benefits) that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

(e) There are no Company Benefit Plans established or maintained outside of the United States.

(f) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A of the Code) is in compliance in all material respects with Section 409A of the Code and the regulations thereunder.

(g) The consummation of the transactions contemplated by this Agreement will not cause any amounts payable under the Company Benefit Plans to fail to be deductible for U.S. federal income tax purposes by virtue of Section 280G of the Code. Neither the execution nor delivery of this Agreement, shareholder approval of this Agreement, nor the consummation of the contemplated transactions under this Agreement will, whether alone or in combination with any other event, (i) result in the accelerated vesting or payment of, or any increase in, any compensation to any employee, consultant or director of the Company or any of its Subsidiaries or (ii) result in the entitlement of any such employee, consultant or director of the Company or any of its Subsidiaries to any severance or termination pay or benefits.

4.9 Compliance with Laws; Permits.

(a) Since February 4, 2013, the businesses of each of the Company and its Subsidiaries (including the ownership and maintenance of all its assets, including the Owned Real Property) have not been conducted in violation of any federal, state, local, municipal, multinational or foreign law, statute, constitution or ordinance, common law, or any rule, regulation, directive, treaty, policy, standard, Judgment or agency requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect. No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries or any of their assets is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for such investigations or reviews the outcome of which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect. As of the date of this Agreement, no change is required in the Company’s or in any of its Subsidiaries’ processes, properties, assets or procedures in connection with any applicable Laws, except such changes that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect, and, since February 4, 2013, the Company has not received any notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date of this Agreement. The Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”), except for such failures that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect. The Company and each of its Subsidiaries is in compliance with the terms of the Company Permits, except for failures to comply or violations that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect. Since February 4, 2013, the Company has not received any written notice or, to the knowledge of the Company, other communication of any material noncompliance with any material Company Permit that has not been cured as of the date of this Agreement.

(b) To the knowledge of the Company, neither the Company nor any director, officer, other employee or agent of the Company has violated any provision of the Foreign Corrupt Practice Act of 1977, as amended, or any similar foreign Law.

(c) Since February 4, 2013, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to the Foreign Corrupt Practice Act of 1977, as amended, or any similar Law.

4.10 Material Contracts.

(a) Except for this Agreement, any Company Benefit Plan, and any agreement, contract, note, mortgage, indenture, arrangement or other binding obligation or binding understanding (other than any invoice, pricing sheet, bid or quotation) (each, a “Contract”) filed as exhibits to the Company Reports, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to or bound by:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract (or group of related Contracts with the same Person or its Affiliates) involving (A) the payment or receipt of amounts by the Company or any of its Subsidiaries of more than $5,000,000 in any calendar year, except for Contracts related to the purchase of raw materials or inventory in the ordinary course of business or (B) future payments of more than $5,000,000 in any calendar year that are conditioned, in whole or in part, on a change in control of the Company or any of its Subsidiaries;

(iii) any Contract relating to indebtedness for borrowed money in excess of $500,000 or mortgaging, pledging or otherwise placing a Lien on any of the assets of the Company or its Subsidiaries, restricting the payment of dividends or other distributions of assets by any of the Company or its Subsidiaries or providing for the guaranty of indebtedness for borrowed money of any Person in excess of $500,000;

(iv) any Contract that contains a put, call right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $250,000;

(v) other than with respect to any wholly owned Subsidiary of the Company, any partnership, limited liability company, joint venture, strategic alliance or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company, joint venture or strategic alliance that is material to the Company or any of its Subsidiaries, or in which the Company owns more than a two percent voting or economic interest;

(vi) any Contract between the Company or any of its Subsidiaries and any current or former director or officer of the Company or any Person beneficially owning (as used in this Agreement, the term “beneficial ownership” (and its correlative terms) shall have the meaning provided in Rule 13d-3 under the Exchange Act) five percent or more of the outstanding Shares pursuant to which the Company has continuing obligations, in each case, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable law) without any obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit;

(vii) any Contract to which the Company or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which one party has ongoing obligations to not acquire assets or securities of the other party or any of its Affiliates and, to the extent not entered into in the ordinary course of business or in connection with a commercial Contract, any Contract under which the Company or any of its Subsidiaries has material ongoing indemnification obligations;

(viii) any Contract that would or would be reasonably expected to prevent or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated hereby;

(ix) any non-competition Contract or other Contract that (A) limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries, (C) grants “most favored nation” status or is a “requirements” Contract that, following the Merger, would apply to Parent or any of its Subsidiaries, including the Company and its Subsidiaries, (D) grants to any third Person any material exclusive supply or distribution agreement or other similar material exclusive rights or (E) prohibits or limits the right of the Company or any of its Subsidiaries to use, transfer, license, distribute or enforce any of their respective Owned Company IP, other than limitations on enforcement arising from non-exclusive licenses of Owned Company IP entered into in the ordinary course of business;

(x) any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible other than Contracts related to the purchase of raw materials or inventory in the ordinary course of business;

(xi) any Contract pursuant to which (A) the Company or any of its Subsidiaries is granted or obtains or agrees to obtain any right to use or register any Intellectual Property (other than (1) Software license agreements for any third-party commercially available off-the-shelf Software, (2) agreements between the Company or any of its Subsidiaries, on the one hand, and their employees or consultants, on the other hand, entered into in the ordinary course of business, (3) non-material non-exclusive in-bound licenses entered into in the ordinary course of business), (B) the Company or any of its Subsidiaries permits or agrees to permit a third party to use or register any Intellectual Property owned by the Company or any of its Subsidiaries (other than non-material non-exclusive out-bound licenses entered into in the ordinary course of business) or (C) the Company or any of its Subsidiaries consents to or agrees not to assert rights with respect to the use or registration by a third party, or a third party consents to the use or registration by the Company or any of its Subsidiaries, of the Trademark “KRISPY KREME” or any similar Trademark;

(xii) any Contract that provides for the acquisition or disposition, directly or indirectly (by merger or otherwise) of assets or capital stock (other than acquisitions or dispositions of inventory and raw materials in the ordinary course of business consistent with past practice) (A) for aggregate consideration under such Contract in excess of $500,000 or (B) pursuant to which the Company or its Subsidiaries has continuing “earn-out” or other contingent payment obligations;

(xiii) any Collective Bargaining Agreement;

(xiv) any Franchise Agreement with any franchisee having (A) ten (10) or more franchise locations in the United States or (B) six (6) or more franchise locations outside of the United States;

(xv) any Contract relating to any Action or Judgment, in each case, individually in excess of $500,000, under which there are outstanding obligations (including settlement agreements) of the Company or any of its Subsidiaries; and

(xvi) any Contract to which any Principal Supplier or Principal Customer is a party, in each case that has a term of more than 60 days and that may not be terminated by the Company or any of its Subsidiaries (without penalty) within 60 days after the delivery of a termination notice, other than Contracts related to the purchase of raw materials or inventory in the ordinary course of business.

Each such Contract described in clauses (i) through (xv) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company Reports is referred to herein as a “Material Contract.”

(b) A complete copy of each Material Contract has been made available to Parent prior to the date hereof. Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect. There is no breach or default under any Material Contracts by the Company or its Subsidiaries and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a breach or default thereunder by the Company or its Subsidiaries, in each case except as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect. Since February 4, 2013, neither the Company nor any of its Subsidiaries has received any written, or to the knowledge of the Company oral, notice of termination or breach (which has not been cured) with respect to, and, to the knowledge of the Company, no party has threatened to terminate, any Material Contract.

4.11 Properties. Section 4.11 of the Company Disclosure Schedule contains a true and complete list as of the date hereof of all Owned Real Property and Leased Real Property. Except for Company Leases the termination of which, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect, the Company has delivered or made available to Parent complete and accurate copies of each Company Lease (as defined herein) (including all amendments, modifications and restatements thereto).

(a) Except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect, with respect to the parcels of real property owned in fee simple by the Company or any of its Subsidiaries, together with all buildings, structures, improvements, and fixtures thereon, and appurtenances pertaining or belonging thereto, (the “Owned Real Property”): (i) the Company or one of its Subsidiaries, as applicable, has good and marketable fee simple title to the Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances; (ii) there are no outstanding options, rights of first offer or first negotiation, or rights of first refusal in favor of any other party to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein, and no other Person has any right to use or occupy any portion of the Owned Real Property; (iii) there are no pending, or to the knowledge of the Company, threatened, condemnation proceedings or proposed action or agreement for taking in lieu of condemnation with respect to any of the Owned Real Properties; (iv) to the extent in the possession of the Company, the Company has delivered or made available to Parent complete and accurate copies of all deeds, mortgages, surveys, licenses, title insurance policies, or equivalent documentation with respect to the Owned Real Property and other documents relating to or affecting title to the Owned Real Property; and (v) all Owned Real Property and systems and equipment included in the Owned Real Property (A) are in reasonably good condition and repair in all material respects, subject to reasonable wear and tear, (B) have access to public roads or valid easements for such ingress and egress, and (C) have access to water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection and drainage, and other utilities, in each case as sufficient to enable the Owned Real Property to continue to be used and operated in the manner currently being used by the Company and the Subsidiaries.

(b) With respect to all of the real property leased, subleased or licensed to the Company or its Subsidiaries (other than such real property which is less than one-thousand (1,000) rentable square feet and that is not used for retail stores) (the “Leased Real Property”), except in any such case as, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect: (i) the lease, sublease or license for such property (each, a “Company Lease”) is valid, legally binding, enforceable and in full force and effect in accordance with its terms with respect to the Company or Subsidiary party thereto (subject to the Bankruptcy and Equity Exceptions), (ii) the Company has not received written notice that any payments required to have been made under any Company Lease by the Company or any of its Subsidiaries have not been made, (iii) none of the Company or any of its Subsidiaries is in breach of or default under any Company Lease, and, to the knowledge of the Company, no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, or prevent or impair the consummation of the transactions contemplated by this Agreement; and (iv) the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in, with or without notice, lapse of time or both, a material breach or violation of, a termination, cancellation or modification (or provide a right of termination, cancellation or modification) or default under, the payment of additional fees, the creation, change or acceleration of any material rights or obligations under, any requirement to provide notice to, or require consent or approval from, the other party thereto, in each case, pursuant to any Company Lease.

(c) For purposes of this Section 4.11(c) only, “Encumbrance” means any lien, charge, pledge, security interest, claim, mortgage, encroachment, adverse claim, option, easement, imperfection of title, title exception, title defect, or encumbrance of any kind in respect of such asset but specifically excludes (the following, “Permitted Encumbrances”): (i) specified Encumbrances described in Section 4.11(c) of the Company Disclosure Schedule; (ii) Encumbrances for current Taxes or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings, for which adequate reserves have been maintained in accordance with GAAP; (iii) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries and reflected on or specifically reserved against or otherwise disclosed in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement; (iv) zoning, entitlement, building and other land use Laws; (v) defects, imperfections or irregularities in title, covenants, conditions, restrictions and other Encumbrances which, individually or in the aggregate, do not materially interfere with the present use of or impair the value of the applicable Owned Real Property and Leased Real Property; (vi) statutory, common law or contractual liens of landlords for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings, for which adequate reserves have been maintained in accordance with GAAP and (vii) other Encumbrances that do not, individually or in the aggregate, materially impair the continued use operation or value of the Owned Real Property or Leased Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

4.12 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion in the Proxy Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, at the date it is first mailed to shareholders and at the time of the Shareholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Affiliates or Representatives specifically for inclusion in the Proxy Statement.

4.13 Environmental Matters. Except for such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect: (a) the Company and its Subsidiaries are in compliance, and have complied at all times with all applicable Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof); (b) to the knowledge of the Company, there are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence of any Hazardous Substance, which could reasonably be expected to form the basis of any Environmental Claim against the Company or any of its Subsidiaries; (c) there is no Environmental Claim or, to the knowledge of the Company, investigation that could result in an Environmental Claim, pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (d) neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. The Company has delivered or otherwise made available for inspection to the Parent copies of any reports that was conducted after February 4, 2013 of any investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments) studies, tests or monitoring containing material information that are in the possession of or reasonably under the control of the Company or any of its Subsidiaries and that pertain to: (i) any unresolved Environmental Claims against the Company or any of its Subsidiaries; (ii) any Hazardous Substances in, on, beneath or adjacent to any property currently or formerly owned or operated by the Company or any of its Subsidiaries; or (iii) the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws. As used herein, the term “Environmental Law” means any federal, state or local Law, order, permit or authorization relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety as affected by exposure to any Hazardous Substance, including Laws relating to the handling, use, generation, manufacture, storage, treatment, containment, distribution, processing, transportation, disposal, release or threatened release of any Hazardous Substance. As used herein, the term “Environmental Claim” means any claim, action, cause of action, suit, proceeding, order, demand or notice by any Person alleging liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (i) the presence, release of, or exposure to any Hazardous Substances; (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; or (iii) any other matters covered or regulated by, or for which liability is imposed under, Environmental Laws. As used herein, the term “Hazardous Substance” means any material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any applicable Law, order, permit or authorization relating to pollution, waste, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety.

4.14 Taxes. The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect; (ii) have paid all material Taxes whether or not shown as due on such filed Tax Returns and have withheld all amounts that the Company or any of its Subsidiaries have been obligated to withhold from amounts owing to any employee, shareholder, creditor or other third party, except with respect to matters contested in good faith for which adequate reserves under GAAP have been established or except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect, and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date of this Agreement, there are not pending or, to the knowledge of the Company, threatened, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters that concern the Company or any of its Subsidiaries. There are not, to the knowledge of the Company, any unresolved claims concerning the Company’s or any of its Subsidiaries’ Tax liability that, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect and are not disclosed or provided for in the Company Reports. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended February 2, 2014 and February 1, 2015. Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before February 1, 2016 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company Reports filed on or prior to the date of this Agreement. Neither the Company nor any of its Subsidiaries has engaged in any transaction that is a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2). Neither the Company nor any of Subsidiaries has engaged in a transaction of which it made disclosure to any taxing authority to avoid penalties under Section 6662(d)of the Code or any comparable provision of state, foreign or local law. Neither the Company nor any of its Subsidiaries has participated in any “tax amnesty” or similar program offered by any taxing authority to avoid the assessment of penalties or other additions to Tax.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, net worth, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, goods and services, occupancy, transfer and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

4.15 Labor Matters.

(a) (i) The Company and its Subsidiaries are not a party to, nor bound by, any collective bargaining agreement or other labor-related agreement with any labor union, trade union or labor organization (collectively, a “Collective Bargaining Agreement”); (ii) to the knowledge of the Company, there are no Collective Bargaining Agreements that pertain to any of the employees of the Company or its Subsidiaries, and no employees of the Company or its Subsidiaries are represented by any labor union, trade union or labor organization with respect to their employment with the Company or its Subsidiaries; (iii) to the knowledge of the Company, since February 4, 2013, no labor union, trade union, labor organization or group of employees of the Company or its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) the Company has no knowledge of any pending organizing activities with respect to any employees of the Company or its Subsidiaries; (v) since February 4, 2013, there has been no actual, or to the knowledge of the Company, threatened material arbitrations, material grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages against or affecting the Company or its Subsidiaries; and (vi) to the knowledge of the Company, since February 4, 2013, neither the Company nor its Subsidiaries has committed any material unfair labor practice as defined in the National Labor Relations Act.

(b) To the knowledge of the Company, since February 4, 2013, and except for such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries: (i) are not in violation of any Law pertaining to labor, employment or employment practices including, but not limited to, all Laws regarding health and safety, wages and hours, labor relations, employment discrimination, disability rights or benefits, equal opportunity, immigration, plant closures and layoffs, affirmative action, employee leave issues, unemployment insurance and workers’ compensation, or (ii) are not, and have not been, a party to any material Action alleging a violation of any Law pertaining to labor, employment or employment practices, nor, to the knowledge of the Company, is any such material Action pending or threatened.

(c) To the knowledge of the Company, since February 4, 2013, and except for such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect, no employee of the Company or any of its Subsidiaries is in any respect in violation of any term of any third party employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(d) As of the date of this Agreement, the Company and its Subsidiaries have no knowledge that any current employee of the Company or its Subsidiaries with an annual base salary exceeding $300,000 in the aggregate intends to terminate his or her employment.

(e) Since February 4, 2013, except for such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries are and have been in compliance in all material respects with all notice and other requirements under the WARN Act. In the 18 months prior to the date hereof, the Company and its Subsidiaries have not (A) effectuated a “plant closing” (as defined in the WARN Act), or (B) effectuated a “mass layoff” (as defined in the U.S. Worker Adjustment and Retraining Notification Act and any similar state or local Law relating to plant closings or layoffs (collectively, the “Warn Act”).

4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Schedule sets forth a true and complete list of all Registered Intellectual Property and material unregistered Trademarks owned by the Company and its Subsidiaries. The Company or one of its Subsidiaries is the sole and exclusive owner free and clear of all Liens (other than Permitted Encumbrances), of all of the Registered Intellectual Property that is owned or purported to be owned by the Company and its Subsidiaries (the “Owned Company IP”) and of all other material proprietary Intellectual Property that is used in its respective businesses as currently conducted (together with the Owned Company IP, the “Company IP”), provided that, the foregoing representation should not be read as a non-infringement representation, which is solely dealt with in Section 4.16(b). To the knowledge of the Company, all of the Owned Company IP is subsisting, valid and enforceable in the applicable jurisdiction.

(b) The Company’s and its Subsidiaries’ use and exploitation of the Company IP and the conduct of the businesses of the Company and each of its Subsidiaries has not, within the three (3) years prior to the date of this Agreement, and does not infringe, dilute, misappropriate or otherwise violate in any material respect any Intellectual Property rights of any third party, provided that, with respect to patents, the foregoing representation is being made to the knowledge of the Company. To the knowledge of the Company, as of the date hereof, no third party is infringing, diluting, misappropriating or otherwise violating any material Owned Company IP.

(c) There are no material Actions or Judgments pending that have been served, or, to the knowledge of the Company, filed but not served or threatened, that seek to cancel, limit or challenge the ownership, validity, registrability, enforceability, or use of or right to use any Owned Company IP.

(d) The Company and its Subsidiaries take reasonable measures to maintain, preserve, police and protect the Owned Company IP, including the confidentiality of all owned Trade Secrets, and to the Company’s knowledge, no material owned Trade Secrets have been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements.

(e) The Company and its Subsidiaries have policies in place requiring all employees who develop Intellectual Property on behalf of the Company and its Subsidiaries to assign such Intellectual Property to the Company or its Subsidiaries. To the knowledge of the Company, the Company and its Subsidiaries have obtained assignments of all Intellectual Property on behalf of the Company and its Subsidiaries by all employees who have developed Intellectual Property on behalf of the Company and its Subsidiaries.

(f) To the Company’s knowledge, the Trademark KRISPY KREME is available for use and registration by the Company or any of its Subsidiaries in connection with the types of products and services currently offered by the Company and its Subsidiaries in each of the jurisdictions in which the Company has registered the Trademark KRISPY KREME.

(g) To the knowledge of the Company, each of the Company and its Subsidiaries is in compliance with all applicable Laws, as well as its own rules, policies and procedures, relating to privacy, data protection, and the collection and use of personal information (if any) collected, used, or held for use by, each of the Company and its Subsidiaries and no claims have been asserted or threatened against the Company or its Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights. To the Company’s knowledge, there have been no material security breaches in the information technology systems used by or on behalf of the Company and its Subsidiaries other than incidents that did not involve material Trade Secrets of the Company or its Subsidiaries and/or were since satisfactorily resolved.

For purposes of this Agreement: “Intellectual Property” means all foreign, multinational and domestic intellectual and industrial property rights of any kind or nature, including all: (i) trademarks, service marks, brand names, corporate names, Internet domain names, social media identifiers, addresses or handles, logos, symbols, trade dress, fictitious names, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (ii) patents, inventions and discoveries; (iii) confidential and proprietary information, trade secrets and know-how, (including recipes, processes, techniques, technology, research, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); (iv) copyrights and works of authorship in any media (including Software and all documentation related thereto, Internet site content, advertising and marketing materials and art work); and (v) all disclosures, applications and registrations, extensions, substitutions, modifications, renewals, divisionals, continuations, continuations-in-part, reissues, re-examinations, restorations and reversions related to any of the foregoing; “Registered” means issued by, filed with, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar; and “Software” means any and all (A) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, and (B) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise.

4.17 Insurance. Each material fire and casualty, earthquake, flood, general liability, business interruption, product liability, and other insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. As of the date hereof, there is no claim in excess of $400,000 pending under any Insurance Policy as to which coverage has been denied or disputed by the underwriters of such Insurance Policy (provided, that a reservation right by the underwriters of such Insurance Policy shall not constitute a denial or dispute for purposes of this representation) and there has been no threatened termination of any such Insurance Policy during the two (2) years preceding the date of this Agreement, which Insurance Policies cannot be replaced in the ordinary course of business. Since February 1, 2016, no notice of cancellation of any Insurance Policy has been received, which Insurance Policy cannot be replaced in the ordinary course of business consistent with past practices.

4.18 Franchise Matters.

(a) Section 4.18(a) of the Company Disclosure Schedule sets forth a list of all (i) currently effective development agreements in which the Company or any of its Subsidiaries has granted exclusive rights to develop or operate or license others to develop or operate within one or more countries, states, provinces or other geographic areas and (ii) franchise or license agreements (clauses (i) and (ii) collectively, the “Franchise Agreements”), in each case to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or their properties are bound (other than any such agreements between the Company and its Subsidiaries or among its Subsidiaries) and that grant or purport to grant to any person the right to develop or operate or license others to develop or operate within one or more countries, states, provinces or other geographic areas.

(b) Each of the Franchise Agreements is in full force and effect and is a legal, valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms. Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, each of the Company and its Subsidiaries has performed or is performing all obligations required to be performed by it under the Franchise Agreements and is not (with or without notice or lapse of time or both) in breach or default thereunder, and has not waived or failed to enforce any rights or benefits thereunder, and, to the knowledge of the Company, no other party to any of the Franchise Agreements is (with or without notice or lapse of time or both) in breach or default thereunder. Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, to the knowledge of the Company, there has occurred no event giving (with or without notice or lapse of time or both) to others any right of termination, material amendment or cancelation of any Franchise Agreement.

(c) Section 4.18(c) of the Company Disclosure Schedules identifies by jurisdiction and effective date all currently effective registrations under the Federal Trade Commission trade regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 C.F.R. Section 436 et seq. and any other Law regulating the offer and/or sale of franchises, business opportunities, seller-assisted marketing plans or similar relationships (the “Franchise Laws”) that are applicable to the Company and its Subsidiaries. The Company and its Subsidiaries have complied with the Franchise Laws except for violations that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect.

4.19 Suppliers and Customers.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth a complete and accurate list of (i) the 20 largest suppliers of the Company and its Subsidiaries based on the consolidated cost of goods and services paid to such Persons by the Company and its Subsidiaries for the fiscal year ended January 31, 2016 (each, a “Principal Supplier”), (ii) the 20 largest customers (other than franchisees) of the Company and its Subsidiaries based on revenues received from such Persons by the Company and its Subsidiaries for the fiscal year ended January 31, 2016 (each, a “Principal Customer”) and (iii) with respect to each Principal Supplier and Principal Customer, the aggregate amounts paid to, or received from, as applicable, each such Principal Supplier and Principal Customer for the fiscal year ended January 31, 2016.

(b) The Company has not received any written notice or, to the knowledge of the Company, other communication from any Principal Supplier or Principal Customer indicating that any such Person is ceasing, will cease or plans to cease dealing with the Company or its Subsidiaries.

4.20 Affiliate Transactions. Except for the Company Benefit Plans and any indemnification, compensation, and employment arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer thereof that have been made available (or a form of which together with a list of all Persons (other than current or former directors and officers) subject to arrangements contemplated by such form has been made available) to Parent prior to the date of this Agreement, no executive officer or director of the Company or any of its Subsidiaries or any Person owning five percent or more of the Shares (or any of such executive officer’s, director’s or other Person’s immediate family members or affiliates or associates) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights or properties or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.21 Takeover Statutes; Other Restrictions. As of the date hereof and assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 5.10, the Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby and thereby from Section 55-9 and Section 55-9A of the NCBCA, and, accordingly, neither such section nor any other antitakeover or similar statute or regulation applies to any such transactions (each, a “Takeover Statute”). Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties in Section 5.10, no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Laws enacted under U.S. state or federal Laws apply to this Agreement or the transactions contemplated hereby or thereby.

4.22 Opinion of Financial Advisor. The board of directors of the Company has received an opinion from Wells Fargo Securities, LLC, financial advisor to the Company, dated the date of the meeting of the board of directors of the Company at which this Agreement was approved by the board of directors of the Company, to the effect that, as of the date of such opinion and based on and subject to the various qualifications, assumptions, limitations and other matters considered in connection with the preparation of such opinion, the Per Share Merger Consideration to be received by the holders of the Shares (other than Parent, Merger Sub, HoldCo, or any of their respective Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will provide Parent with a true and correct copy of such opinion solely for information purposes promptly after receipt thereof by the Company.

4.23 Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged Wells Fargo Securities, LLC as its financial advisor. None of the Company or any of its Subsidiaries will be liable to Wells Fargo Securities, LLC for any brokerage fees, commissions or finders’ fees (other than the fees, expense reimbursement or other payments payable to Wells Fargo Securities, LLC in connection with the closing of the transactions contemplated by this Agreement) for transaction, advisory or other services unrelated to the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent hereby represents and warrants to the Company that:

5.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing as a foreign corporation, limited liability company or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or licensing, except where the failure to be so organized, qualified, licensed or in such good standing, or to have such power or authority, would not, individually or in the aggregate, be reasonably likely to prohibit, prevent, materially impair or materially delay the commencement of the consummation of the transactions contemplated by this Agreement.

5.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or limited liability company action, and no other corporate or limited liability company proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.3 Governmental Filings; No Violations; Etc.

(a) No Approval is required to be made with or obtained by Parent or Merger Sub from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, other than (i) any Approvals required (A) under the HSR Act, (B) under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including filing of the Proxy Statement), (C) under applicable requirements of NYSE or (D) under applicable Antitrust Laws, (ii) the filing with the Secretary of State of the State of North Carolina of the Articles of Merger as required by the NCBCA and (iii) such other Approvals which the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prohibit the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the certificate or articles of incorporation, or bylaws of Parent or Merger Sub, (ii) assuming that the Approvals referred to in Section 5.3(a) are duly obtained or made, with or without notice, lapse of time or both, a material breach or violation of any Law to which Parent or Merger Sub is subject, or (iii) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation or modification (or provide a right of termination, cancellation or modification) or default under, the payment of additional fees, the creation, change or acceleration of any rights or obligations under, any requirement to provide notice to, or require consent or approval from, the other party thereto, or the creation of a Lien on any of the assets of Parent or Merger Sub, in each case, pursuant to any agreement, lease, license, contract, settlement, consent, note, mortgage, indenture, arrangement or other obligation or understanding binding upon Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, be reasonably likely to prohibit the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

5.4 Financing.

(a) Parent will have as of the Effective Time, sufficient cash available, directly or through one or more Affiliates, to pay all amounts to be paid by Parent in connection with this Agreement, including the payment of (i) the aggregate Per Share Merger Consideration, (ii) the aggregate payoff amount of the Wells Fargo Credit Facility as indicated in the pay-off letter referenced in Section 6.10 and (iii) any fees or expenses in connection with the Merger or the financing thereof. Parent’s and Merger Sub’s obligations hereunder are not subject to a condition regarding Parent’s or Merger Sub’s obtaining of funds to consummate the transactions contemplated by this Agreement.

(b) Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of an executed commitment letter and fee letter (provided that the fees and the economic terms of the “market flex” provisions, in each case contained in the fee letter, may be redacted so long as such redaction does not cover terms that would affect the amount, availability or termination, or impose any conditionality on the availability, of any portion of the Debt Financing ) from the financial institutions identified therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Commitment Letter”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing”). “Financing Sources” shall mean the parties to the Debt Commitment Letter (other than Parent) and their respective Affiliates and their and their respective Affiliates’ directors, officers, employees, agents and representatives and their respective successors and assigns including the parties to any joinder agreements to the Debt Commitment Letter or credit agreements relating thereto.

(c) As of the date hereof, the Debt Commitment Letters are in full force and effect, are valid and binding obligations of each of Merger Sub and Parent and, to the knowledge of Parent, each of the other parties thereto, and are enforceable in accordance with their respective terms against each of Merger Sub and Parent and, to the knowledge of Parent, each of the other parties thereto, subject, in each case, as may be limited by the Bankruptcy and Equity Exceptions. The Debt Commitment Letters have not been amended or modified, and as of the date hereof, no such amendment or modification is contemplated (other than to add commercial banks, investment banks or other institutional investors as lenders, lead arrangers, bookrunners, syndication agents or similar entities with commitments thereunder that have not executed the Debt Commitment Letter as of the date hereof), and the obligations and commitments contained in the Debt Commitment Letters have not been withdrawn, terminated or rescinded in any respect and, to the knowledge of Parent, no such withdrawal, termination or rescission is contemplated. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letters that are payable on or prior to the date hereof. Assuming accuracy of the representations and warranties set forth in Article IV, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other Person, or result in a failure of any condition, under the Debt Commitment Letters or otherwise result in any of the Debt Financing to be unavailable at the Closing. There are no side letters or other Contracts or arrangements (except for any agreements entered into after the date of this Agreement that are expressly contemplated by the Debt Commitment Letters) relating to the Debt Financing.

(d) As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, Parent is not aware of the existence of any fact or event that would be expected to cause the conditions to the Debt Financing to not to be satisfied or the full amount of the Debt Financing to not be available in full at the Closing. The Debt Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Parent and Merger Sub on the terms therein.

5.5 Litigation. There are no Actions pending or, to the knowledge of the Company, threatened against or affecting Parent or Merger Sub or any of their respective properties or assets or any officer, director or employee of Parent or Merger Sub in such capacity before any Governmental Entity, which would, individually or in the aggregate, be reasonably likely to prohibit, prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement. Neither Parent nor Merger Sub nor any of their respective assets, rights or properties is a party to or subject to any Judgment of any Governmental Entity which would, individually or in the aggregate, be reasonably likely to prohibit, prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

5.6 Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or, pursuant to Section 9.13, an Affiliate of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement, including the Debt Financing.

5.7 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Parent and Merger Sub make no representation or warranty with respect to any information supplied by any other Person which is contained or incorporated by reference in the Proxy Statement.

5.8 Brokers and Finders. Neither Parent nor Merger Sub nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, which brokerage fees, commissions or finders’ fees would be payable by the Company or any of its Subsidiaries.

5.9 Solvency. Assuming that the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its consolidated Subsidiaries for the periods covered thereby, then at and immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the funding of the Debt Financing, Parent, the Surviving Corporation and each Subsidiary of the Surviving Corporation will be, on a consolidated basis, Solvent. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. For purposes of this Agreement, “Solvent” shall mean, when used with respect to a Person, that, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person exceeds the amount that will be required to pay such Person’s probable liability on its existing “debts”, contingent or otherwise, as they become absolute and mature, taking into account the timing and amounts of cash to be received and to become payable; (b) the assets of such Person as a “fair valuation” exceeds its “debts” (including contingent liabilities); (c) to the extent that such Person is the Surviving Corporation, the excess of the “fair value” of the assets of such Person over its “liabilities” (including contingent and other liabilities) exceeds such Person’s capital, (d) such Person will not have an unreasonably small amount of assets or capital for the operation of the businesses in which it is engaged or intends to engage, and (e) such Person will be able to pay its liabilities, including contingent and other liabilities, as they become absolute and mature, taking into account the timing and amounts of cash to be received and to become payable. For purposes of this definition, (x) the quoted terms shall be defined as generally determined in accordance with applicable Laws governing determination of the insolvency of debtors and (y) “not have an unreasonably small amount of assets or capital for the operation of the businesses in which it is engaged or intends to engage” and “able to pay its liabilities, including contingent and other liabilities, as they become absolute and mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations (including contingent and other liabilities) as they become due in the ordinary course.

5.10 Ownership of Shares.

(a) Prior to the meeting at which the board of directors of the Company took the Board Actions, neither Parent nor Merger Sub was the beneficial owner of “interested shares” as defined in Section 55-9A-01 of the NCBCA.

(b) Prior to the date of this Agreement, neither Parent nor Merger Sub has taken, or authorized or permitted any Representatives of Parent or Merger Sub to take, any action that would cause either Parent or Merger Sub to be deemed a beneficial owner of “interested shares” as defined in Section 55-9A-01 of the NCBCA.

ARTICLE VI

COVENANTS

6.1 Reasonable Best Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, including Section 6.5, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and make all necessary registrations, declarations and filings with Governmental Entities, that are necessary to consummate the Merger. In furtherance thereof, the Company shall, if requested, use commercially reasonable efforts to obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement. In addition to the foregoing, neither Parent, Merger Sub nor HoldCo, on the one hand, nor, except for actions taken in accordance with Section 6.3, the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, or other similar payment or other consideration (including increased rent or other similar payments) to obtain the consent, waiver or approval of any Person under any Contract.

6.2 Interim Operations.

(a) Except as required by applicable Law or as expressly provided by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time, the business of it and its Subsidiaries shall be conducted in all material respects in the ordinary and usual course and it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve the material components of their business organizations intact and maintain existing relations and goodwill with Governmental Entities, material customers, material suppliers, licensors, licensees, distributors, creditors and lessors, key employees and independent contractors, and material service providers, agents and business associates and keep available the services of its and its Subsidiaries’ present officers and key employees; provided, however, that, except as set forth on Section 6.2 to the Company Disclosure Schedules, the Company and its Subsidiaries shall be under no obligation to and shall not, without Parent’s prior written consent, put in place any new retention programs or include additional personnel in any existing retention programs. Without limiting the generality of the immediately preceding sentence, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) with the prior written consent of Parent or (C) as set forth in Section 6.2 of the Company Disclosure Schedule, the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change or amendment (whether by merger, consolidation or otherwise) to its articles of incorporation or bylaws or other applicable governing instruments of the Company and its Subsidiaries;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions solely among wholly owned Subsidiaries of the Company not in violation of any instrument binding on the Company or any of its Subsidiaries and that would not reasonably be expected to result in a material increase in the net Tax liability of the Company and its Subsidiaries, taken as a whole;

(iii) acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) acquisitions of raw materials, supplies, equipment, inventory, third party Software and capital in the ordinary course of business consistent with past practice (it being understood and agreed that the acquisition of all or substantially all of the assets of any Person is not in the ordinary course of business), or (B) acquisitions with a value or purchase price (including the value of assumed liabilities) not in excess of $250,000 in any transaction or related series of transactions or $750,000 in the aggregate, or as required by the terms of Contracts as in effect as of the date of this Agreement that are listed in Section 6.2(a)(ii) of the Company Disclosure Schedule;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any (A) shares of capital stock of the Company or any of its Subsidiaries (other than (1) the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of shares by any wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary or (2) the issuance or transfer of Shares pursuant to awards outstanding as of the date of this Agreement under, and as required by the terms of the Stock Plans and the award agreements as in effect as of the date of this Agreement), (B) securities convertible into or exercisable, exchangeable or redeemable for any shares of such capital stock, any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible, exercisable, exchangeable or redeemable securities, or (C) any Voting Debt;

(v) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $250,000 in any transaction or series of related transactions or $500,000 in the aggregate other than loans or advances to employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices;

(vi) amend, supplement, replace, refinance, terminate or otherwise modify that certain Credit Agreement, dated as of July 12, 2013 (the “Wells Fargo Credit Facility”) among Krispy Kreme Doughnut Corporation, Krispy Kreme Doughnuts, Inc., the Lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (as such agreement may be further amended, amended and restated, supplemented, extended, refinanced, renewed, replaced or otherwise modified from time to time);

(vii) declare, authorize, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any Subsidiary of the Company to the Company or to any wholly owned Subsidiary of the Company) or enter into any Contract with respect to the voting of its capital stock other than proxies or voting agreements solicited by the Company to obtain the Requisite Company Vote;

(viii) adjust, reclassify, split, combine or subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix) incur, alter, amend or modify any indebtedness or guarantee indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for the incurrence of indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice not to exceed $500,000 in the aggregate;

(x) make or authorize any capital expenditures materially in excess of the amount reflected in the Company’s capital expenditure budget attached to Section 6.2(a)(x) of the Company Disclosure Schedule;

(xi) make any material changes with respect to accounting policies or procedures, except as required by changes in applicable GAAP;

(xii) subject to Section 6.14, release, assign, compromise, discharge, waive, settle or satisfy any Action (including any Action relating to this Agreement or the Merger) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) for an amount not covered by insurance in excess of $250,000 individually or $500,000 in the aggregate or providing for any relief other than monetary relief (except for confidentiality, non-disparagement, releases, agreements not to sue and other similar provisions in a settlement agreement);

(xiii) amend or modify, in any material respect, or terminate any Material Contract, Company Lease or material Company Permit or enter into any Contract that would have been a Material Contract had it been entered into prior to the execution of this Agreement, in each case other than in the ordinary course of business (provided that, solely for purposes of this Section 6.2(a)(xiii), the dollar thresholds in Section 4.10(a)(ii) of the definition of “Material Contracts” shall be deemed to refer to $1,000,000 individually and $2,000,000 in the aggregate);

(xiv) make any material Tax election, amend any Tax Return with respect to a material amount of Taxes, settle or finally resolve any controversy with respect to a material amount of Taxes or change any material method of Tax accounting;

(xv) (A) with regard to Intellectual Property, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice; and (B) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any Lien (other than Permitted Encumbrances) on or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, except, with respect to the foregoing clause (B), (x) in connection with sales of Company products or dispositions of inventory in the ordinary course of business (y) sales or other dispositions of obsolete assets or (z) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $250,000 in any transaction or series of related transactions or $750,000 in the aggregate (inclusive of any sales or dispositions made pursuant to clauses (x) or (y) of this paragraph);

(xvi) terminate any executive officers (other than for cause) or hire any new employees unless such hiring is in the ordinary course of business consistent with past practice and is with respect to employees having an annual base salary and annual target incentive opportunity not to exceed $300,000 in the aggregate for such employee;

(xvii) adopt, enter into, amend, terminate or extend any Collective Bargaining Agreement;

(xviii) except as required pursuant to the terms of this Agreement, a Company Benefit Plan as in effect as of the date of this Agreement, or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any director, officer, consultant or, other than in the ordinary course of business, employee (who is not an officer) of the Company or any of its Subsidiaries, (B) increase the compensation, bonus or pension, welfare, severance, change-in-control or other benefits of, pay any bonus to, or make any new equity awards to any director, officer, consultant or, other than in the ordinary course of business, employee (who is not an officer) of the Company or any of its Subsidiaries other than, in the case of an employee (who is not an officer), base salary increases or spot or other similar bonuses awarded in the ordinary course of business consistent with past practices, (C) establish, adopt, amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan or (E) forgive any loans to directors, officers or key employees of the Company or any of its Subsidiaries;

(xix) unless required by applicable Law, reclassify any independent contractor as an employee of the Company or any of its Subsidiaries who would have an annual base salary and annual target incentive opportunity exceeding $300,000 in the aggregate;

(xx) fail to use commercially reasonable efforts to renew or maintain the Insurance Policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

(xxi) enter into any new line of business not related to coffee or baked goods;

(xxii) adopt, enter into or effect any plan of complete or partial liquidation, dissolution, reorganization or restructuring;

(xxiii) take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement; or

(xxiv) agree, authorize, propose, commit or announce an intention to do any of the foregoing.

(b) Nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time in violation of applicable Law. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations and shall not be required to obtain consent of Parent if it reasonably believes that doing so would violate applicable Law.

6.3 Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.3, neither it nor any of its Subsidiaries shall, directly or indirectly, nor shall it authorize or permit their respective Representatives directly or indirectly to:

(i) initiate, solicit, knowingly encourage, induce or assist any inquiries or the making, submission, announcement or consummation of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or furnish any information or data relating to the Company or any of its Subsidiaries (other than to notify a Person of the provisions of this Section 6.3), or afford access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub, or any of their respective Affiliates, designees or Representatives) that could reasonably be expected to initiate, solicit, encourage, induce or assist the making, submission or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(iii) approve, recommend or enter into, any letter of intent or similar document, agreement or commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal (other than a confidentiality agreement contemplated by this Section 6.3);

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the time that, but not after, the Requisite Company Vote is obtained, if the Company has not breached this Section 6.3, the Company may (A) provide information (which may include non-public information) in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not more favorable to such other Person than those contained in the Confidentiality Agreement and which shall not prohibit the Company from complying with the terms of this Section 6.3, and prior to or concurrently delivers to Parent any such information to the extent not previously provided to Parent and (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal of the type described in clause (A) above, if and only to the extent that, prior to taking any action described in clauses (A) and (B) above, the board of directors of the Company has determined in good faith (after consultation with its outside financial advisors and outside legal counsel) that (x) failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) based on the information then available, such Acquisition Proposal either constitutes a Superior Proposal or is reasonably expected to lead to a Superior Proposal.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal, indication of interest or offer relating to or that could reasonably be expected to lead to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction or series of related transactions involving the Company or any of its significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X under the Exchange Act and (ii) any acquisition by any Person of, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 10% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or the acquisition, purchase or disposition of the business or 15% or more of the consolidated assets (including equity securities of its Subsidiaries), revenues, net income or earnings of the Company and its Subsidiaries outside the ordinary course of business, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal that would result in any Person (or its shareholders) becoming the beneficial owner, directly or indirectly, of more than 80% of the assets (on a consolidated basis) of the Company and its Subsidiaries or more than 80% of the total voting power of the equity securities of the Company that the board of directors of the Company has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and the Person making the Acquisition Proposal (including any break-up fees, expense reimbursement provisions, the availability of financing, and any conditions to consummation relating to financing, regulatory approvals or other conditions beyond the control of the party having the right to invoke the condition) and other aspect of the Acquisition Proposal that the board of directors of the Company deems relevant (i) is more favorable to the Company’s shareholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent pursuant to Section 6.3(c)) and (ii) is reasonably likely to be consummated.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, investment bankers, attorneys, accountants, consultants and other advisors or representatives.

(c) No Change of Recommendation; No Other Agreements. Neither the board of directors of the Company, nor any committee thereof shall:

(i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation, (C) publicly approve, recommend or otherwise declare advisable any Acquisition Proposal or (D) publicly propose to do any of the foregoing (any action or omission described in this clause (i) being referred to as a “Change of Recommendation”); or

(ii) authorize, approve, recommend, declare advisable or permit (or publicly propose to authorize, approve, recommend, declare advisable or permit) the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or agreement that requires the Company to abandon or terminate this Agreement, the Merger, or any agreement relating to any Acquisition Proposal (other than this Agreement or a confidentiality agreement referred to in Section 6.3(a) entered into in compliance with and subject to the limitations set forth in Section 6.3(a))(an “Alternative Acquisition Agreement”).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the Requisite Company Vote, the board of directors of the Company may make a Change of Recommendation (and, solely with respect to a Superior Proposal, terminate this Agreement pursuant to Section 8.3(b)) only if the board of directors of the Company has determined in good faith (after consultation with its outside financial advisors and outside legal counsel) that (x) failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) if such action relates to any Acquisition Proposal, that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that no such action may be made pursuant to this Section 6.3(c) or Section 8.3(b) until 11:59 P.M., New York City Time, on the third business days following Parent’s receipt of notice from the Company (as may be extended or renewed pursuant to this paragraph, the “Notice Period”) advising that management of the Company currently intends to recommend to its board of directors that it take such action and the basis therefor, including (i) in the case of any Acquisition Proposal all necessary information under Section 6.3(f) (which notice shall not constitute a Change of Recommendation); provided, further that (i) during the Notice Period, the Company shall and shall cause its Subsidiaries not to enter into any Alternative Acquisition Agreement, (ii) the Company shall negotiate, and shall direct its financial advisors and outside legal counsel to negotiate, with Parent in good faith during the Notice Period (to the extent Parent desires to negotiate) to enable Parent to propose revisions to the terms of this Agreement that obviate the need of the board of directors of the Company to make a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(b), including in the case of a Superior Proposal, by such Superior Proposal no longer constituting a Superior Proposal, (iii) following the end of the Notice Period, the board of directors of the Company shall have considered in good faith any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent and shall have determined (after consultation with its outside financial advisors and outside legal counsel) that if such changes were to be given effect that failure to make a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(b) would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and, in the case of clause (y) above, any such Superior Proposal would continue to constitute a Superior Proposal and (iv) in the event of modifications to the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of any Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in the first proviso of this paragraph and a new Notice Period under this paragraph shall commence, during which time the Company shall be required to comply with the requirements of this Section 6.3(c) anew with respect to such additional notice, including clauses (i) through (iv) of this proviso. Notwithstanding the foregoing, to the extent that a notice is required under this Section 6.3(c) (in connection with a termination pursuant to Section 8.3(b)) relates to a Superior Proposal for which the requisite notice or additional notice has been given pursuant to this Section 6.3(c) (in connection with a Change of Recommendation), no new or additional notice or Notice Period will be required for such termination pursuant to Section 8.3(b).

(d) Certain Permitted Disclosure. Nothing contained in this Section 6.3 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal; provided, however, that if such disclosure does not reaffirm the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.4 (it being understood that any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) shall not be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation or otherwise deemed to violate the Company’s obligations under this Section 6.3(d)).

(e) Existing Discussions and Agreements. The Company agrees that it will, and will cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. The Company also agrees that (i) it will promptly request each Person that has executed a confidentiality agreement prior to the date of this Agreement in connection with such Person’s consideration of an Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person or its Representatives by or on behalf of the Company or any of its Subsidiaries, (ii) the Company and its Subsidiaries shall not release any party from, or terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which the Company or any of its Subsidiaries is a party; provided, however, that if the board of directors of the Company determines in good faith, after consultation with outside counsel, that it would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law not to do so, the Company may waive any standstill or similar provisions in such agreements to the extent necessary to permit a Person to make, on a confidential basis to the board of directors of the Company, an Acquisition Proposal, conditioned upon such Person agreeing to disclosure of such Acquisition Proposal to Parent and Merger Sub, in each case as contemplated by and subject to compliance with this Section 6.3 and (iii) the Company shall, and shall cause its Subsidiaries to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by (x) obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction and (y) taking all steps necessary to terminate any waiver that may have been heretofore granted to any Person (other than Parent or any of its Affiliates) under the provisions of any such agreement.

(f) Notice. The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto and, in no event later than 24 hours after receipt, copies of any additional or revised written requests, proposals or offers, including proposed agreements) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information to Parent in accordance with this Section 6.3(f). Without limiting the generality of the foregoing or Section 6.3(a), the Company shall notify Parent in advance of beginning to provide information to any Person relating to an Acquisition Proposal or beginning discussions or negotiations with any Person regarding an Acquisition Proposal.

(g) Any violations of the restrictions set forth in this Section 6.3 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.3 by the Company.

6.4 Proxy Statement; Shareholders Meeting.

(a) In accordance with the NCBCA, the articles of incorporation and the bylaws of the Company, the Exchange Act, and any applicable rules and regulations of NYSE, the Company, in consultation with Parent, shall as promptly as reasonably practicable following the date of this Agreement, for the purpose of obtaining the Requisite Company Vote, duly set a record date for, call, give notice of, convene and hold a special meeting of shareholders of the Company (the “Shareholders Meeting”) as promptly as reasonably practicable following the date upon which the Proxy Statement is cleared by the SEC (with the record date and meeting date to be set by the board of directors of the Company after consultation with Parent regarding such dates). Subject to the terms of this Agreement, the board of directors of the Company shall recommend that the shareholders of the Company vote in favor of approval of the Merger and the adoption of this Agreement. The Company shall comply with the NCBCA, the articles of incorporation and bylaws of the Company, the Exchange Act and the rules and regulations of NYSE in connection with the Shareholders Meeting, including preparing and delivering the Proxy Statement to the Company’s shareholders as required pursuant to the Exchange Act and Section 6.4(b) below. Subject to the terms of this Agreement, the Company shall use its commercially reasonable efforts to solicit (or cause to be solicited) from its shareholders proxies constituting the Requisite Company Vote. The Company shall not change the date of, postpone or adjourn the Shareholders Meeting without the consent of Parent; provided that, without Parent’s consent, the Company may adjourn or postpone the Shareholders Meeting no more than two times (i) to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s shareholders within a reasonable amount of time in advance of the Shareholders Meeting, (ii) to allow reasonable additional time to solicit from its shareholders proxies in favor of approval of the Merger and the adoption of this Agreement or (iii) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Requisite Company Vote at the Shareholders Meeting; provided that the Stockholders Meeting shall not be postponed, recessed or adjourned pursuant to this proviso to a date that is more than thirty days after the date on which the Stockholders Meeting was originally scheduled without the prior written consent of Parent. Parent may cause the Company to postpone or adjourn the Shareholders Meeting by prior written notice to the Company once for a period of no longer than ten business days if Parent believes in good faith that additional time is required to solicit shareholder proxies in favor of approval of the Merger and the adoption of this Agreement.

(b) As promptly as reasonably practicable following the date of this Agreement or such later date to which Parent consents (such consent not to be unreasonably withheld, conditioned or delayed), the Company, with the assistance of Parent, shall prepare, and the Company shall file with the SEC, the preliminary Proxy Statement and any amendments or supplements thereto in form and substance reasonably satisfactory to each of the Company and Parent relating to the Merger and the transactions contemplated hereby. Subject to the terms of this Agreement, the Proxy Statement shall reflect the Company Recommendation and shall include a description of the other Board Actions. The Company shall also include in the Proxy Statement, and shall obtain all necessary consents of the Company’s financial advisor to permit the Company to include in the Proxy Statement, in its entirety, the fairness opinion described in Section 4.3, together with a summary thereof. Parent shall cooperate with the Company in the preparation of the preliminary Proxy Statement and the definitive Proxy Statement and shall furnish to the Company the information relating to it and Merger Sub required by the Exchange Act. The Company shall use its commercially reasonable efforts, after consultation with Parent, to respond as promptly as practicable to any comments of the SEC and to cause the Proxy Statement in definitive form to be mailed to the Company’s shareholders at the earliest practicable time. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Proxy Statement as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as, and to the extent, required by applicable Law. The Company shall promptly provide Parent and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from the SEC or its staff (including any request by the SEC or its staff for any amendments or supplements to the preliminary Proxy Statement or the definitive Proxy Statement), and the Company and Parent shall cooperate in filing with the SEC or its staff, and if required, the Company shall mail to its shareholders, as promptly as reasonably practicable, such amendment or supplement. Parent and its counsel shall be given a reasonable opportunity to review any written responses to such SEC comments and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent and its counsel. The Proxy Statement shall comply in all material respects with all applicable requirements of Law.

6.5 Filings; Other Actions; Notification.

(a) Cooperation. Subject to the terms and conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and make effective all transactions contemplated by this Agreement, as soon as practicable after the date hereof, including preparing and filing, in consultation with the other parties and as promptly as advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (including those set forth in Section 4.4 of the Company Disclosure Schedule). In furtherance of, and not in limitation of the foregoing, (i) each of Parent and the Company, as applicable, agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as soon as practicable after the date hereof, and to use their reasonable best efforts to supply as soon as practicable any additional information and documentary material that may be reasonably requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.5 (which may include divestitures, which shall be the sole responsibility of Parent to accomplish, as practicable and subject to appropriate cooperation obligations under this Section 6.5) necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable (including by requesting early termination of the waiting period thereunder) and (ii) each of Parent and the Company agree, as applicable, to file as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided, that, subject to reasonable limitations limiting access to outside counsel, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, any filing made with, or written materials submitted to or other communication with any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (and to receive a copy of all documents and information submitted such Governmental Entity). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, Parent shall take, and cause its Affiliates (which, for the avoidance of doubt, for purposes of this Section 6.5 shall include Affiliates of HoldCo) to take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals under applicable Antitrust Law (collectively, “Antitrust Clearances”), including accepting operational restrictions or limitations on, and committing to or effecting, by consent decree, hold separate orders, trust or otherwise, the sale, license, disposition or holding separate of, such assets or businesses of Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Affiliates (and the entry into agreements with, and submission to decrees, judgments, injunctions or orders of such Governmental Entity) as may be required to obtain such Antitrust Clearances or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders under any Antitrust Laws that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement, including the Merger.

(b) Antitrust Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.5, each of the Company and Parent agree to promptly provide to each and every federal, state or foreign Governmental Entity with jurisdiction over enforcement of under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign or supranational Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (collectively, “Antitrust Laws”) non-privileged information and documents that are necessary, proper and advisable to permit consummation of the transactions contemplated by this Agreement.

(c) Information. Subject to reasonable limitations limiting access to outside counsel, the Company and Parent each shall, upon request by the other, furnish the other promptly with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(d) Status. Subject to applicable Laws and as required by any Governmental Entity, and subject to reasonable restrictions limiting access to outside counsel, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices, correspondence, or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its officers or any other Representatives or agents to participate in any meeting or engage in any substantive communication with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Each of the Company and Parent shall, to the extent practicable, give the other reasonable prior notice of any such meeting or communication and in the event one party is prohibited by Law or a Governmental Entity from participating in or attending any such meeting or engaging in any such communication, keep such party reasonably apprised with respect thereto.

6.6 Access and Reports. Upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized “Representatives” (as defined in the Confidentiality Agreement) reasonable access during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided that such access shall be conducted under the supervision of appropriate personnel of the Company and in such a manner so as not to interfere with the normal operation of the business of the Company; provided, further, that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein or otherwise limit or affect the remedies available to Parent; provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any Trade Secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any information to the extent it would cause a loss of privilege to the Company or any of its Subsidiaries or (iii) to violate applicable Law (it being agreed, with respect to clauses (i) and (ii), that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All information obtained pursuant to this Section 6.6 shall be governed by the terms of the Confidentiality Agreement.

6.7 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting by the Surviving Corporation of the Shares from NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.8 Publicity; Communications. The initial press release regarding the Merger shall be a joint press release mutually agreed to by the Company and Parent. After the initial press release, each of the Company, Parent and Merger Sub agrees not to issue or cause publication of any public release or announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except (a) as such party reasonably believes, after receiving the advice of outside counsel, is required by Law, by the rules of the NYSE or by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, in which case, such party shall endeavor, on a basis reasonable under the circumstances, to provide advanced notice to the other party and to provide a meaningful opportunity to the other party to review and comment upon such press release or other announcement or (b) a public statement is made in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees so long as such statements are materially consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party). As promptly as practicable following the date of this Agreement and in compliance with applicable Laws, Parent and the Company shall develop a joint plan for communication to the Company’s employees, independent contractors, customers, suppliers and other strategic Persons about this Agreement and the transactions contemplated by this Agreement. Prior to making any written or oral communications to the employees or independent contractors of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication. Notwithstanding anything herein to the contrary, the Company need not consult with, or obtain the approval of Parent in connection with any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal or Change of Recommendation.

6.9 Financing.

(a) Prior to the Closing, the Company and its Subsidiaries shall use their reasonable best efforts to, and shall use their reasonable best efforts to cause the respective Representatives of the Company and its Subsidiaries to, cooperate as reasonably requested by Parent in connection with the arrangement of the Debt Financing or any other bank or syndicated financing sought by Parent or its Affiliates in connection with the transactions contemplated by this Agreement (“Alternate Debt Financing”), including, without limitation (i) upon reasonable prior notice and at times and locations to be mutually agreed upon, participation by the Company’s senior officers and certain relevant Representatives in a reasonable number of meetings and presentations with prospective lenders and investors and due diligence sessions with the Financing Sources, and sessions with rating agencies, (ii) assisting with the preparation of customary materials for syndication documents and lender and investor presentations, including rating agency presentations, bank confidential information memoranda, and similar documents required by the Debt Commitment Letter in connection with the Debt Financing or as otherwise required in connection with any Alternate Debt Financing, (iii) obtaining (A) a certificate of the chief financial officer of the Company with respect to solvency matters (in the form attached as Annex I to Exhibit C to the Debt Commitment Letter or in such other form reasonably agreeable to Parent, the Financing Sources and the Company) to the extent required by the Financing Sources under the Debt Commitment Letter or any Alternate Debt Financing in connection with the Debt Financing and (B) customary authorization and representation letters with respect to the bank confidential information memoranda relating to the Debt Financing (provided, that such customary authorization and representation letters (or the bank confidential information memoranda in which such letters are included) shall include language that exculpates the Company and its Subsidiaries and their respective directors and officers from any liability in connection with the unauthorized use by the recipients thereof of the information set forth in any such bank confidential information memoranda or similar memoranda or report distributed in connection therewith), (iv) deliver notices of prepayment within the time periods required by the Wells Fargo Credit Facility and obtaining customary payoff letters, lien terminations and instruments of discharge to the extent, and in the manner, contemplated by Section 6.10, and give any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness outstanding under the Wells Fargo Credit Facility and required by the Debt Commitment Letter to be terminated, (v) assisting in the preparation of and furnishing all financial and other pertinent information regarding the Company reasonably requested by Parent and required by the Debt Commitment Letter or any Alternate Debt Financing; provided that such information shall not include any information that the Company and its Subsidiaries do not produce in any ordinary course of business and shall not require the Company or its Subsidiaries to produce or prepare any projections or pro forma financial statements, (vi) reasonably assist Parent in connection with the preparation of (but not executing, unless effective only at or following the Effective Time) definitive financing documents, including credit agreements, intercreditor agreements, pledge and security documents and certificates or other documents to the extent reasonably requested by Parent and otherwise reasonably facilitating the pledging of collateral, provided that no such documents or agreements shall be effective prior to the Effective Time, and (vii) furnishing Parent with all documentation and other information with respect to the Company and its Subsidiaries as shall have been reasonably requested in writing by Parent at least ten Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities or any Alternate Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in each case no later than three Business Days prior to the Closing Date. Notwithstanding the foregoing, (A) such requested cooperation shall not unreasonably interfere with the business or the ongoing operations of the Company and/or the its Subsidiaries, (B) nothing in this Section 6.9 shall require cooperation to the extent that it would (x) cause any condition to the Closing set forth in Sections 7.1 or 7.2 to not be satisfied, (y) reasonably be expected to conflict with or violate any applicable Law, or (z) cause the Company and/or the Company’s Subsidiaries to violate any obligation of confidentiality (not created in contemplation hereof) binding on the Company and/or the Company’s Subsidiaries (provided that in the event that the Company and/or the Company’s Subsidiaries do not provide information in reliance on the exclusion in this clause (z), the Company and/or the Company’s Subsidiaries shall use commercially reasonable efforts to provide notice to Parent promptly upon obtaining knowledge that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)), (C) neither the Company nor any of the Company’s Subsidiaries shall be required to pay or incur any commitment or other similar fee or incur or assume any other liability or obligation in connection with the financings contemplated by the Debt Commitment Letter or the Debt Financing or any Alternate Debt Financing (except the obligation to deliver the solvency certificate and customary authorization and representation letter referenced in clause (iii)(B) above), (D) none of the directors of the Company or any Company Subsidiary, acting in such capacity, shall be required to authorize or adopt any resolutions approving the agreements, documents, instruments, actions and transactions contemplated in connection with the Debt Financing and (E) none of the Company, the Company’s Subsidiaries or their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument (other than the solvency certificate and the customary authorization and representation letters contemplated above), including any definitive financing agreement, with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Effective Time. Nothing hereunder will require any employee, officer, director or Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action that would result in personal liability to such employee, officer, director or Representative. The Company shall file all reports on Form 10-Q and Form 8-K, to the extent required to include financial information pursuant to Item 9.01 thereof, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the time periods required by the Exchange Act.

(b) Parent shall (A) promptly upon request by the Company, reimburse the Company for all documented out-of-pocket fees and expenses of the Company and its Subsidiaries and all documented and out-of-pocket fees and expenses of their Representatives incurred in connection with the requested cooperation set forth in this Section 6.9, and (B) except as a result of gross negligence, fraud or willful misconduct by the Company, its Subsidiaries or its and their Representatives, indemnify the Company and its Subsidiaries and Affiliates and its and their respective Representatives against any claim, loss, damage, injury, liability, Judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable fees and expenses of counsel) or settlement payment incurred as a result of the Debt Financing or any Alternate Debt Financing, the performance of any of the obligations set forth in this Section 6.9 and any information utilized in connection thereof (including any claim by or with respect to the Financing Sources, prospective lenders, agents and arrangers and ratings agencies) and such Representatives shall be third party beneficiaries of this Section 6.9(b).

(c) The Company hereby consents to use of its and its Subsidiaries logos on customary marketing materials in connection with the Debt Financing; provided that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or their respective logos.

6.10 Credit Agreement. On or prior to the Closing, the Company shall use reasonable best efforts to cause the agent under the Wells Fargo Credit Facility to deliver to Parent a copy of an executed payoff letter (the “Payoff Letter”) with respect to the Wells Fargo Credit Facility, in customary form, which Payoff Letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the Wells Fargo Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under such Payoff Letter, the Wells Fargo Credit Facility and all related loan documents shall be terminated, and (iii) provide that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such obligations shall be, released and terminated upon the payment of the Payoff Amount. The Surviving Company shall repay any outstanding amount of indebtedness of the Company and its Subsidiaries pursuant to the Wells Fargo Credit Facility by wire transfer of immediately available funds as provided for in the Payoff Letter.

6.11 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense. The parties agree that the Surviving Corporation shall not bear any costs or expenses incurred by any shareholder of the Company. Following the Merger, the Surviving Corporation shall pay all charges and expenses incurred after the Effective Time in connection with the transactions contemplated in Article III.

6.12 Indemnification; Directors’ and Officers’ Insurance.

(a) All rights to indemnification by the Company or any of its Subsidiaries existing in favor of those Persons who are present or former directors and officers of the Company or any of its Subsidiaries (the “Indemnified Parties”) for their acts and omissions occurring prior to the Effective Time, as provided in the articles of incorporation and bylaws of the Company or any of its Subsidiaries (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Parties (as in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and the Surviving Corporation shall cause them to be observed by the Surviving Corporation and its Subsidiaries to the fullest extent permitted under North Carolina law.

(b) As of the Effective Time, Parent or the Surviving Corporation (with the election being at Parent’s option) shall have purchased a tail policy to the current policy of directors’ and officers’ liability insurance maintained by the Company which tail policy shall be effective for a period from the Effective Time through and including the date six years after the Closing Date (a “Tail Policy”) with respect to claims arising from facts or events that occurred on or before the Effective Time, and which Tail Policy shall contain coverage and amounts at least as favorable to the Indemnified Parties as the coverage currently provided by Company’s current directors’ and officers’ liability insurance policies (in the aggregate); provided, however, that in no event shall Parent or the Surviving Corporation be required to expend, for the entire Tail Policy, in excess of three times the annual premium currently paid by the Company for such insurances; and, provided, further that, if the premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy or policies with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.12.

(d) The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs. This Section 6.12 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party.

(e) The rights of the Indemnified Parties under this Section 6.12 shall be in addition to any rights such Indemnified Parties may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.13 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant all such approvals and take all such actions as are necessary or advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute, regulation or provision in the Company’s articles of incorporation or bylaws on such transactions.

6.14 Shareholder Litigation. The Company shall give Parent the opportunity to consult with the Company prior to the Effective Time and keep Parent reasonably apprised on a prompt basis with respect to the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement. No such settlement shall be agreed to without the prior written consent of Parent.

6.15 Notification. During the period commencing on the date hereof and terminating upon the earlier to occur of the Effective Time and the termination of this Agreement pursuant to and in accordance with Article VIII, each of the Company and Parent shall promptly notify the other party in writing of (a) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required under a Material Contract or otherwise (unless alleged under a Contract that is not material) in connection with the Merger or the transactions contemplated hereby, (b) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby or (c) any fact, event or circumstance that (i) in the case of the Company, individually or taken together with all other facts, events and circumstances, has had or would reasonably be expected to have a Material Adverse Effect, (ii) has materially impaired, or would reasonably be expected to materially impair the ability of such party (or, in the case of Parent, Merger Sub) to consummate the Merger and the other transactions contemplated hereby, or (iii) would cause, or would reasonably be expected to cause, the failure of any condition precedent to the Company’s or Parent and Merger Sub’s obligations to consummate the Merger under this Agreement, in each case within three business days of an executive officer of such party becoming aware of the occurrence of such fact, event or circumstance. Each such notification shall include a certification of an officer of the Company that such notification is being delivered in accordance with this Section 6.15. No such notification shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by the parties in this Agreement, or (ii) determining whether any of the conditions set forth in Article VII have been satisfied. Delivery of notification pursuant to this Section 6.15 shall not limit or otherwise affect the remedies available hereunder to any party receiving such notice.

6.16 Section 16 Matters. Prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

6.17 Employee Benefits.

(a) During the one (1) year period following the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to provide each employee of the Company and any Subsidiary who continues to be employed by the Surviving Corporation or any Subsidiary thereof (the “Continuing Employees”) with compensation (including, as applicable, base salary, bonus plans (based on bonus opportunity rather than actual bonus payments), severance benefits, other employee benefits, health and welfare benefits and benefits under any plan intended to be qualified within the meaning of section 401(a) of the Code (“401(k) Plan”)) that are at least substantially comparable in the aggregate to that provided to Continuing Employees immediately prior to the Effective Time.

(b) Nothing in this Section 6.17 shall (i) create any right in any Continuing Employee to continued employment by Parent, the Surviving Corporation, or any Subsidiary thereof or (ii) require Parent, the Surviving Corporation, or any Subsidiary thereof to continue any Company Benefit Plan or prevent the amendment, modification or termination of any Company Benefit Plan after the Effective Time. Nothing in this Section 6.17 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment, subject to the terms and conditions of employment agreements, severance plans and change of control plans, in each case, unless otherwise required by applicable Law.

(c) To the extent that service is relevant for eligibility, benefit accrual, vesting or allowances (including paid time off) under any severance, health or welfare benefit plan, 401(k) Plan or other benefit plan of Parent and/or the Surviving Corporation or any of their respective Subsidiaries, then Parent shall ensure that any such plan shall, for purposes of eligibility, benefit accrual, vesting and allowances (including paid time off), credit Continuing Employees for service with the Company or any of its Subsidiaries prior to the Effective Time to the same extent that such service was recognized prior to the Effective Time under the corresponding plan; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits; provided, further, that the foregoing shall not apply for benefit accrual purposes under any defined benefit pension plan or retiree medical plan.

(d) With respect to each health or welfare benefit plan of Parent and/or the Surviving Corporation or any of their respective Subsidiaries made available to Continuing Employees in the plan year in which the Effective Time occurs, Parent, the Surviving Corporation or such Subsidiary shall cause there to be waived any pre-existing condition or eligibility limitations and give effect, in determining any deductibles and maximum out of pocket limitations, to claims incurred, amounts paid by, and amounts reimbursed to, Continuing Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

(e) Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, honor, in accordance with its terms, each Company Benefit Plan and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated hereby (either alone or in combination with any other event, including termination of employment). Parent hereby agrees and acknowledges that the consummation of the Merger constitutes a change of control or a change in control, as the case may be, to the extent applicable under any plan, agreement or arrangement set forth in Section 4.8(a) of the Company Disclosure Schedule.

(f) With respect to the annual bonus for which any employee of the Company or any of its Subsidiaries is eligible under any of the Company’s or any of its Subsidiary’s annual incentive plans with respect to any year, if any, prior to the Effective Time, the Company or such Subsidiary, as applicable, shall administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms consistent with past practices in the ordinary course of business.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approvals. The Requisite Company Vote shall have been obtained in accordance with applicable Law and the articles of incorporation and bylaws of the Company.

(b) No Injunctions or Restraints, Illegality. (i) No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”) and (ii) no Governmental Entity shall have instituted any Action (which remains pending at what would otherwise be the Closing Date) before any United States court or other Governmental Entity of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit consummation of the Merger and the other transactions contemplated by this Agreement.

(c) Regulatory Authorizations. The waiting period applicable to the consummation of the Merger under the HSR Act shall not have expired or been earlier terminated;

7.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Accuracy of Representations:

(i) Each of the representations and warranties of the Company contained in Section 4.2(a) (Capital Structure), Section 4.6(a) (Material Adverse Effect) and Section 4.23 (Brokers and Finders) shall be true and correct in all respects (other than in de minimis and immaterial respects in the case of Section 4.2(a)) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date);

(ii) Each of the representations and warranties of the Company contained in Section 4.3 (Corporate Authority; Approval and Fairness) and Section 4.21 (Takeover Statutes; Other Restrictions) (in each case, disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date); and

(iii) Each of the representations and warranties of the Company contained in this Agreement other than those specified in the foregoing clauses (i) and (ii) (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification), shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date).

(b) Certificate. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that the conditions set forth in Section 7.2(a) have been satisfied.

(c) Performance of Covenants. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect.

7.3 Additional Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Accuracy of Representations. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or a material adverse effect or any similar standard or qualification), shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date).

(b) Performance of Covenants. Each of Parent, Merger Sub and HoldCo shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Certificate. The Company shall have received a certificate executed by a senior executive officer of Parent confirming that the conditions set forth in clauses Sections 7.3(a) and 7.3(b) have been duly satisfied.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

(a) the Merger shall not have been consummated by November 8, 2016 (such date, including any permitted extensions thereof, the “Termination Date”);

(b) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; or

(c) in the event that the Shareholders Meeting (including any adjournments or postponements thereof, subject to Section 6.4(a)) shall have been held and been concluded and the Requisite Company Vote shall not have been obtained;

provided that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have primarily contributed to the occurrence of the failure of such condition to the consummation of the Merger.

8.3 Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned:

(a) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent, Merger Sub or HoldCo contained in this Agreement such that the conditions set forth in Sections 7.3(a) or 7.3(b) would not be satisfied and, in either such case, such breach is incapable of being cured by the Termination Date, or if capable of being cured by the Termination Date is not so cured; provided, that the Company shall have given Parent at least 30 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.3(a); provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or

(b) subject to compliance with Section 6.3(c) in order to accept a Superior Proposal and enter into an Alternative Acquisition Agreement related to a Superior Proposal, if at such time the Company, prior to or concurrently with such termination, pays to Parent in immediately available funds the Termination Fee required to be paid pursuant to Section 8.5(b)(ii).

8.4 Termination by Parent. This Agreement may be terminated by Parent and the Merger may be abandoned if:

(a) the board of directors of the Company shall have made a Change of Recommendation or the Company shall have breached any of its obligations under Section 6.3(a) or Section 6.3(g) (but only as Section 6.3(g) would be applied to Section 6.3(a)) in any material respect;

(b) at any time following receipt or public announcement of an Acquisition Proposal, the Company’s board of directors shall have failed to reaffirm the Company Recommendation within three business days after receipt of any reasonable written request to do so from Parent; or

(c) prior to the Closing Date, there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Sections 7.1 or 7.2(b) would not be satisfied and, in either such case, such breach is incapable of being cured by the Termination Date, or if capable of being cured by the Termination Date is not so cured; provided, that Parent shall have given the Company at least 30 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.4(c); provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(c) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement.

8.5 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages (which the parties acknowledge and agree, in the case of liabilities or damages payable by Parent or Merger Sub, would include the benefits of the transactions contemplated by this Agreement lost by the holders of the Shares, the Company Options and the Share Units, which shall be deemed to be damages of the Company) resulting from any fraud or Willful Breach of this Agreement and (ii) the provisions set forth in Section 6.9(b) (Financing - Indemnification), Section 6.9(a) (Expenses), this Section 8.5, Article IX and the Confidentiality Agreement shall survive the termination of this Agreement. For purposes of this Agreement, “Willful Breach” shall mean a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing Person with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such Person’s act or failure to act would, or would be reasonably expected to, result in or constitute a breach of or failure of performance under this Agreement.

(b) In the event that this Agreement is terminated:

(i) by Parent or the Company pursuant to Section 8.2(a) and in connection therewith:

(A) an Acquisition Proposal shall have been publicly disclosed after the date hereof and not clearly withdrawn in good faith prior to the Termination Date; and

(B) within 12 months after termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or consummates a transaction contemplated by any Acquisition Proposal (provided that for purposes of this clause (B), the references to “10%” and “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”) (any such agreement or consummation, an “Acquisition Event”), then the Company shall pay to Parent the Termination Fee within two business days of consummation of such Acquisition Event;

(ii) by the Company pursuant to Section 8.3(b), then the Company shall pay to Parent the Termination Fee prior to or concurrently with such termination; or

(iii) by Parent pursuant to Section 8.4 (other than Section 8.4(c)) (any termination contemplated by clauses (i), (ii) or (iii), a “Termination Fee Trigger”),

then the Company shall pay to Parent the Termination Fee within two business days of such termination.

For purposes of this Agreement, “Termination Fee” shall mean $42,000,000. No Acquisition Proposal made by a Person shall be deemed to have been “clearly withdrawn,” in the event that the Company later agrees within the 12-month period specified in Section 8.5(b)(i)(B) to or consummates an Acquisition Event with such Person or an Affiliate thereof. Notwithstanding anything to the contrary in this Agreement, (x) in no event shall the Company be required to pay the Termination Fee on more than one occasion and (y) the parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement in the event any such payment becomes due and payable and is paid, and, upon payment of the Termination Fee, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, shareholders and Representatives) shall have no further liability to Parent and Merger Sub under this Agreement; provided, however, that the Company shall not be relieved or released from any liabilities or damages arising out of its Willful Breach of this Agreement; provided, further, that the aggregate amount of any damages determined by a court to be payable by the Company pursuant to the foregoing proviso shall be reduced by the amount of any Termination Fee previously paid to Parent pursuant to this Section 8.5(b).

(c) The parties acknowledge that the agreements contained in Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the Termination Fee and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a Judgment against the Company for the Termination Fee (or a portion thereof), the Company shall pay Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate published in the Money Rates section of The Wall Street Journal in effect on the date such payment was required to be made. All payments under Section 8.5(b) shall be made promptly by wire transfer of immediately available funds to an account designated in writing by the party receiving such payment.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (ii) this Article IX.

9.2 Modification or Amendment. This Agreement may be amended by the parties hereto by written agreement executed and delivered by each of the parties hereto at any time before or after the Requisite Company Vote is obtained; provided, however, that after the Requisite Company Vote has been obtained, there shall not be made any amendment or modification to this Agreement that by Law requires the further approval of the shareholders of the Company without such further approval; provided, further, that notwithstanding anything to the contrary set forth herein, this Section 9.2, Section 9.5(b) and (c), Section 9.8 and Section 9.14(b) (and any related definitions to the extent a modification, waiver or termination of such definitions would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse in any material respect to the Financing Sources without the prior written consent of the parties to the Debt Commitment Letter (not including Parent or Merger Sub), which consent shall not be unreasonably withheld, conditioned or delayed.

9.3 Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure or delay of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

9.4 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties.

9.5 Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF; PROVIDED, HOWEVER, THAT THE MERGER AND THE RIGHTS OF THE HOLDERS OF SHARES, COMPANY OPTIONS AND SHARE UNITS (TO THE EXTENT REQUIRED BY THE LAWS OF THE STATE OF NORTH CAROLINA TO BE GOVERNED THEREBY), AND MATTERS RELATING TO THE CONDUCT OF DIRECTORS OF THE COMPANY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NORTH CAROLINA, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICTS OF LAWS PRINCIPLES (WHETHER THE STATE OF NORTH CAROLINA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NORTH CAROLINA. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the Southern District of New York in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) Without limiting the foregoing, each of the parties agrees that it will not bring or support any action, cause of action, claim, cross-claim, or third-party claim of any kind or description (whether at law, in equity, in contract, in tort or otherwise), against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, Borough of Manhattan or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING WITHOUT LIMITATION, IN CONNECTION WITH THE DEBT FINANCING UNDER THE DEBT COMMITMENT LETTER). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(d) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by any party in accordance with their specific terms or were otherwise breached by such party. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the non-breaching parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party and to enforce specifically the terms and provisions of this Agreement against the other party, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Prior to the termination of this Agreement pursuant to Article VIII, each party hereby agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or electronic mail or overnight courier:

If to HoldCo, Parent or Merger Sub:

c/o JAB Holding Company LLC
1701 Pennsylvania Avenue NW, Suite 801
Washington, DC 20006
Attention:	Joachim Creus
Facsimile:	(202) 507-5601
Email:	Joachim.Creus@jabse.eu

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, NY 10036
Attention:	Paul T. Schnell
Sean C. Doyle
Fax:	(212) 735-2000
Email:	paul.schnell@skadden.com
sean.doyle@skadden.com

and

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, LLP
150 Fayetteville Street, Suite 2300
Raleigh, North Carolina 27601
Attention:	Gerald Roach
Fax:	(919) 821-6800
Email:	groach@smithlaw.com

If to the Company:

Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston Salem, NC 27103
Attention:	Steve Ellcessor, General Counsel
Tony Thompson, Chief Executive Officer
Price Cooper, Chief Financial Officer
Fax:	336-499-4747
Email:	sellcessor@krispykreme.com
tthompson@krispykreme.com
pcooper@krispykreme.com

with a copy to

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Mario A. Ponce
Telephone:	(212) 455-3442
Facsimile:	(212) 455-2502
Email:	mponce@stblaw.com

and

Womble Carlyle Sandridge & Rice, LLP
One West Fourth Street
Winston-Salem, NC 27101
Attention:	Christopher J. Gyves
Telephone:	(336)-721-3634
Facsimile:	(336)-726-9078
Email:	CGyves@wcsr.com

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon: actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail on a priority basis; on the business day immediately following the transmission if sent by facsimile or electronic mail; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Schedule and the letter agreement, dated April 8, 2016, between JAB Beech Inc. (an Affiliate of Parent) and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8 No Third Party Beneficiaries. Except as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance) and in Section 6.9(b) (Financing - Indemnification), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided, however, that the Financing Sources are hereby made express third-party beneficiaries of Section 9.2, Section 9.5, this Section 9.8 and Section 9.14. The parties hereto further agree that the rights of third party beneficiaries under Section 6.12 shall not arise unless and until the Effective Time occurs but that the rights of the third party beneficiaries under Section 6.9(b) can be enforced prior to the Effective Time and after the termination of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires Merger Sub or another Affiliate of Parent to take any action, Parent shall be liable for any failure of such Person to take such action. Whenever this Agreement requires any Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.11 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.12 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Annex or Exhibit, such reference shall be to a Section of, Annex to or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular shall also include the plural and vice versa. A reference in this Agreement to $ or dollars is to U.S. dollars.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.13 Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that (i) Parent may designate, by written notice to the Company, another of its Affiliates to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Affiliate as of the date of such designation and (ii) Parent and Merger Sub may assign all or any of their respective rights and obligations hereunder to a lender as collateral, in each case after providing written notice thereof to the Company prior to such designation or assignment; provided, further, that any such designation or assignment shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the shareholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

9.14 Non-Recourse.

(a) No past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, representative or affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort) for any obligations or liabilities of such party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated by this Agreement; provided, however, that nothing in this Section 9.14 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

(b) Notwithstanding anything to the contrary contained herein, the Company agrees on behalf of itself and its Affiliates that none of the Financing Sources shall have any liability or obligation to the Company or any of their respective Affiliates relating to this Agreement or any of the transactions contemplated herein (including the Debt Financing). The Company and its Affiliates hereby waive any and all claims and causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Financing Sources that may be based upon, arise out of or relate to this Agreement, the Debt Commitment Letter or the transactions contemplated hereby or thereby (including the Debt Financing). This Section 9.14(b) is intended to benefit and may be enforced by the Financing Sources and shall be binding on all successors and assigns of the Company.

9.15 HoldCo Obligation. HoldCo hereby agrees to cause Parent to perform its payment obligations under this Agreement, and to be held liable for any breach by Parent of such obligations as though it were Parent. HoldCo hereby represents and warrants that (i) the execution, delivery and performance of this Agreement has been duly and validly authorized by all necessary corporate action and do not contravene any provision of HoldCo’s governing documents or any Law or contractual restriction binding on HoldCo or its assets, (ii) this Agreement constitutes a legal, valid and binding obligation of HoldCo enforceable against HoldCo in accordance with its terms, subject to the Bankruptcy and Equity Exceptions, and (iii) HoldCo has currently, and will have on the Closing Date, the financial capacity (which, other than on the Closing Date, may include access to available borrowings or liquid assets) to pay and perform the obligations of Parent, Merger Sub and HoldCo under this Agreement, and all funds necessary for HoldCo to fulfill the obligations of Parent, Merger Sub and HoldCo shall be available to HoldCo.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

KRISPY KREME DOUGHNUTS, INC.

By:	/s/ Tony Thompson
Name:	Tony Thompson
Title:	President and Chief Executive Officer

COTTON PARENT, INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

COTTON MERGER SUB INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

JAB HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Markus Hopmann
Name:	Markus Hopmann
Title:	Managing Director

ANNEX A

DEFINED TERMS

Terms Section
401(k) Plan	6.17(a)
Acquisition Event	8.5(b)(i)(B)
Acquisition Proposal	6.3(b)
Actions	4.7
Affiliate	3.1(a)
Agreement	Preamble
Alternate Debt Financing	6.9(a)
Alternative Acquisition Agreement	6.3(c)(ii)
Antitrust Clearances	6.5(a)
Antitrust Laws	6.5(b)
Approval	4.4(a)
Articles of Merger	1.3
Balance Sheet Date	4.5(h)
Bankruptcy and Equity Exception	4.3
beneficial ownership	4.10(a)(vi)
Board Actions	Recitals
Book-Entry Shares	3.1(a)
business day	3.2(b)
Bylaws	2.2
Certificate	3.1(a)
Change of Recommendation	6.3(c)(i)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	3.2(f)
Collective Bargaining Agreement	4.15(a)
Company	Preamble
Company Benefit Plans	4.8(a)
Company Disclosure Schedule	IV
Company Financial Statements	4.5(e)
Company IP	4.16(a)
Company Lease	4.11(b)
Company Option	3.3(a)
Company Permits	4.9(a)
Company Recommendation	Recitals
Company Reports	4.5(a)
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Continuing Employees	6.17(a)
Contract	4.10(a)
Debt Commitment Letter	5.4(b)
Debt Financing	5.4(b)

Effect	4.1
Effective Time	1.3
Encumbrance	4.11(c)
Environmental Claim	4.13
Environmental Law	4.13
ERISA	4.8(a)
ERISA Affiliate	4.8(b)(iii)
Exchange Act	4.4(a)
Exchange Fund	3.2(a)
Excluded Share	3.1(a)
Excluded Shares	3.1(a)
Financing Sources	5.4(b)
Franchise Agreements	4.18(a)
Franchise Laws	4.18(c)
GAAP	4.1
Governmental Entity	4.4(a)
Hazardous Substance	4.13
HoldCo	Preamble
HSR Act	4.4(a)
Indemnified Parties	6.12(a)
Insurance Policies	4.17
Intellectual Property	4.16(g)
IRS	4.8(b)(ii)
Judgment	4.7
knowledge	4.6(h)
Laws	4.9(a)
Leased Real Property	4.11(b)
Lien	4.2(c)
Material Adverse Effect	4.1
Material Contract	4.10(a)(xvi)
Merger	Recitals
Merger Sub	Preamble
NCBCA	Recitals
Notice Period	6.3(c)(ii)
NYSE	4.4(a)
Order	7.1(b)
Owned Company IP	4.16(a)
Owned Real Property	4.11(a)
Parent	Preamble
Paying Agent	3.2(a)
Payoff Amount	6.10
Payoff Letter	6.10
Per Share Merger Consideration	3.1(a)
Permitted Encumbrances	4.11(c)
Person	3.2(d)
Plan of Merger	Recitals

Preferred Shares	4.2(a)
Principal Customer	4.19(a)
Principal Supplier	4.19(a)
Proxy Statement	4.4(a)
Registered	4.16(g)
Representatives	6.3(b)
Requisite Company Vote	4.3
Sarbanes-Oxley Act	4.5(a)
SEC	IV
Securities Act	4.5(a)
Share	3.1(a)
Share Unit	3.3(b)
Shareholders Meeting	6.4(a)
Shares	3.1(a)
Software	4.16(g)
Solvent	5.9
Stock Plans	4.2(a)
Subsidiary	3.1(a)
Superior Proposal	6.3(b)
Surviving Corporation	1.1
Tail Policy	6.12(b)
Takeover Statute	4.21
Tax	4.14
Tax Return	4.14
Taxes	4.14
Termination Date	8.2(a)
Termination Fee	8.5(b)(iii)
Termination Fee Trigger	8.5(b)(iii)
Trade Secrets	4.16(g)
Trademarks	4.16(g)
Voting Debt	4.2(a)
Warn Act	4.15(f)
Wells Fargo Credit Facility	6.2(a)(vi)
Willful Breach	8.5(a)